

The LGL Group, Inc.

2025 Annual Report

The LGL Group, Inc. – Since 1927

The LGL Group, Inc. ("LGL Group") is a holding company engaged in services, merchant investment and manufacturing business activities. Precise Time and Frequency, LLC ("PTF") is a globally positioned producer of industrial Electronic Instruments and commercial products and services. Founded in 2002, PTF operates from our design and manufacturing facility in Wakefield, Massachusetts. Lynch Capital International LLC is focused on the development of value through investments.

LGL Group's business strategy is primarily focused on growth through expanding new and existing operations across diversified industries. LGL Group's engineering and design origins date back to the early part of the last century. In 1917, Lynch Glass Machinery Company, the predecessor of LGL Group, was formed, and emerged in the late twenties as a successful manufacturer of glass-forming machinery. The company was then renamed Lynch Corporation and was incorporated in 1928 under the laws of the State of Indiana. In 1946, Lynch was listed on the "New York Curb Exchange," the predecessor to the NYSE American. LGL Group has had a long history of owning and operating various businesses in the precision engineering, manufacturing and services sectors.

LGL Group's shares are traded on the NYSE American under the symbol "LGL."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number: 001-00106

The LGL Group, Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware	**38-1799862**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
2525 Shader Road, Orlando, Florida	**32804**
(Address of Principal Executive Offices)	(Zip Code)

(407) 298-2000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	LGL	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant, based upon the $7.62 per share closing price of the registrant's common stock on June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $21,901,648. Solely for the purpose of this calculation, shares held by directors and executive officers of the registrant have been excluded. Such exclusion should not be deemed a determination or an admission by the registrant that such individuals are, in fact, affiliates of the registrant.

The number of outstanding shares of the registrant's common stock was 6,528,033 as of March 16, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Document of the Registrant	**Form 10-K Reference Location**
Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders	Part III, Items 10, 11, 12, 13 and 14

The LGL Group, Inc.

Form 10-K for the year ended December 31, 2025

Table of Contents

PART I

Cautionary Statement Concerning Forward-Looking Statements

This annual report on Form 10-K (this "Report") may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the Company's beliefs, plans, objectives, goals, expectations, estimates, projections and intentions. These statements are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company's control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. The Company's actual future results may differ materially from those set forth in the Company's forward-looking statements. For information concerning these factors and related matters, see "Risk Factors" in Part I, Item 1A in this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in this Report. However, other factors besides those referenced could adversely affect the Company's results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by the Company herein speak as of the date of this Report. The Company does not undertake to revise or update any forward-looking statement to reflect subsequent events or circumstances, except as required by applicable law. As a result, you should not place undue reliance on these forward-looking statements.

Item 1.   Business

For the purposes of this discussion, the terms "LGL," "LGL Group," the "Company," "we," "our," and "us" refer collectively to The LGL Group, Inc. and its subsidiaries. Unless otherwise stated, all dollar amounts are in thousands.

General

The LGL Group, Inc. is a holding company engaged in services, merchant investment and manufacturing business activities. Since 1985, the Company has acquired 32 businesses, sold 11, and spun off 3, culminating with the spin-off of M-tron Industries, Inc. in October 2022. The Company was incorporated in 1928 under the laws of the State of Indiana, and in 2007, the Company was reincorporated under the laws of the State of Delaware as The LGL Group, Inc.

We maintain our executive offices at 2525 Shader Road, Orlando, Florida 32804. Our telephone number is (407) 298-2000.

Our common stock is traded on the NYSE American ("NYSE") under the symbol "LGL."

LGL Group's business strategy is primarily focused on growth through expanding new and existing operations across diversified industries. The Company has had a long history of owning and operating various businesses in the precision engineering, manufacturing and services sectors. As a holding company, we believe that the cash flow and asset coverage from our subsidiaries will allow us to maintain a strong balance sheet and ample liquidity over time. We seek to invest available cash and cash equivalents (which includes only investments in money market funds that are registered as management investment companies in reliance on Rule 2a-7 under the Investment Company Act of 1940, as amended (the "Investment Company Act")) and marketable securities in liquid investments with a view to enhancing returns as we continue to assess further acquisitions of, or investments in, operating businesses. As of December 31, 2025, we had Cash and cash equivalents and Marketable securities with a fair market value of approximately $41,550.

Our approach is to establish long term partnerships utilizing the resources of our organization to facilitate a full cycle of advice and investment to augment investments in conjunction with broader capital syndication. This approach allows for LGL Group to be creative and nimble with no pre-determined exit timetable. We focus on businesses with existing growth potential which through helping improve their capabilities, teaming up portfolio companies for strategic expansions and transforming the businesses through merger and acquisition opportunities.

The Company's objective is to deliver long-term investment growth to our shareholders, maximizing shareholder value. This includes developing businesses and positioning them as independent entities to enhance shareholder value and alignment.

We provide our products and services through our Electronic Instruments and Merchant Investment businesses. Activities not related to our business segments such as our corporate operations, corporate-level assets and financial obligations are included in our Corporate segment.

Our Electronic Instruments segment derives revenues principally from net sales of various products. Our Merchant Investment business derives revenues from investment income and gains and losses from investment transactions as well as fee income on any syndicated investments.

On October 7, 2022, we completed the spin-off of M-tron Industries, Inc. ("MtronPTI") (the "Spin-off" or the "Separation"). The Separation is described further below under *Business Strategy - MtronPTI Separation.*

Business Strategy

Across all of our businesses, our success is based on a simple formula: we seek to find undervalued companies in the Graham & Dodd tradition, a methodology for valuing companies that primarily looks for deeply depressed prices. Today, we are a holding company owning subsidiaries engaged in manufacturing and investments. Several of our former operating businesses started out as investment positions in debt or equity securities, held directly by us. Those positions ultimately resulted in control or complete ownership of the target company. For example, in 2004, we acquired a controlling interest in Piezo Technology, Inc. ("PTI"), which started out as an investment position and ultimately became an operating subsidiary before the Separation. The acquisition of PTI, like our other operating subsidiaries, reflects our opportunistic approach to value creation, through which returns may be obtained by, among other things, promoting change through minority positions at targeted companies in our Merchant Investment segment or by acquiring control of those target companies that we believe we could run more profitably ourselves.

In appropriate circumstances, we or our subsidiaries may become the buyer of target companies, adding them to our portfolio of operating subsidiaries, thereby expanding our operations through such opportunistic acquisitions.

It is our belief that our strategy will continue to produce strong results into the future.

Our Electronic Instruments business, Precise Time and Frequency, LLC ("PTF"), employs a market-based approach of designing and offering new products to our customers through both organic research and development, and through strategic partnerships, joint ventures, acquisitions or mergers. We seek to leverage our core strength as an engineering leader to expand client access to, and add new capabilities and continue to diversify our product offerings. Our focus is on investments that will differentiate us, broaden our portfolio and lead toward higher levels of integration organically and through joint venture, merger and acquisition opportunities. We believe that successful execution of this strategy will lead to a transformation of our product portfolio towards multi-component integrated offerings, longer product life cycles, better margins and improved competitive position.

A key driver of value is the Merchant Investment business, which utilizes various structures and vehicles to build shareholder value, including certain special purpose vehicles, which may be syndicated for investment, and involve certain fee generating activities. The Company could act as the financial and management sponsor, raise capital from external nonaffiliated investors, and may receive management fees and success-based incentives in accordance with market practice.

This direct investment effort includes the development of various vehicles designed to leverage the Company's broad investment network. LGL Systems Acquisition Holding Company, LLC ("LGL Systems"), a partially owned subsidiary of the Company, serves as the sponsor of certain direct investing efforts. LGL Systems' first vehicle, LGL Systems Acquisition Corporation, was a special purpose acquisition company, commonly referred to as a "SPAC" or blank check company, formed for the purpose of effecting a business combination in the aerospace, defense and communications industries ("LGL I"). LGL I was a publicly traded company on the NYSE American under the ticker symbol "DFNS." In 2019, the Company invested $3.35 million in LGL Systems. LGL Systems held 20% of the total common shares (Class A and Class B) in LGL I along with 5,200,000 private warrants. Prior to June 2023, the Company accounted for LGL Systems and any related activity under the equity method of accounting in the Company's financial statements. However, beginning in June 2023, the Company consolidated LGL Systems as it was deemed to be the primary beneficiary.

Refer to Note 6 - Variable Interest Entities in the accompanying Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data of this Report for further information.

An anthology of the Company's activities underscores the path ahead:

1917 Lynch Glass Machinery, predecessor of Lynch Corporation, was organized, which became a successful manufacturer of glass-forming machinery in the late 1920s.

1928 Lynch Corporation ("Lynch") was incorporated in the State of Indiana.

1946 Lynch was listed on the 'New York Curb Exchange'.

1964 Curtiss-Wright Corporation purchased a controlling interest in Lynch.

1976 M-tron Industries, Inc., a manufacturer of quartz crystals, was acquired.

1985 Companies affiliated with Gabelli Funds, Inc. acquired a majority interest in Lynch's common stock, including the entire interest of Curtiss-Wright Corporation.

1986 Lynch issued $23 million of 8% convertible subordinated debentures as the first step in an acquisition program designated to broaden Lynch's business base.

1987 • Lynch expanded the scope of its operations into the financial services and entertainment industries with the start-up of Lynch Capital Corporation, a securities broker dealer, and Lynch Entertainment Corporation, a joint venture partner with a 20% interest in WHBF-TV, the CBS television network affiliate in Rock Island, Illinois.
  • The Company acquired Tremont Partners, Inc., a Connecticut-based investment management consulting firm.
  • Lynch acquired an 83% interest in Safety Railway Service Corporation.

1988 Lynch entered the service sector with the acquisition of Morgan Drive Away, Inc., a portable shelter and commodity transportation company.

1989 Lynch entered into the telecommunications industry with the acquisition of Western New Mexico Telephone Company.

1991 • Lynch completed its second telecommunications acquisition by acquiring Inter-Community Telephone Company, based in Nome, North Dakota.
  • Lynch acquired Cuba City Telephone Exchange Company and Belmont Telephone Company, telecommunication companies based in Wisconsin.

1992 • Lynch acquired Bretton Woods Telephone Company, based in New Hampshire.
  • Lynch completed a rights offering to its shareholders, which resulted in Tremont Advisors, Inc. (formerly Tremont Partners, Inc.) becoming a publicly traded company.

1993 • The Morgan Group, Inc. ("Morgan"), newly formed parent company of Morgan Drive Away, Inc., was launched via a public company with an initial public offering of 1.1 million Class A common shares.
  • Lynch acquired J.B.N. Telephone Company, based in Kansas, from GTE Corporation.

1994 • Safety Railway Service Corporation was reborn as Spinnaker Industries, Inc. ("Spinnaker").
  • Lynch acquired a 50% interest in WOI-TV, the ABC television network affiliate in Ames, Iowa.

1995 Lynch partnered with CLR Video LLC, a cable operator in Kansas, to buy 340 telephone lines from Sprint and commercialized DirectTV.

1996 • Inter-Community Telephone Company acquired 1,400 access lines in North Dakota from U.S. West Communications, Inc.
  • Lynch acquired the stock of Dunkirk & Fredonia Telephone Company, located in Fredonia, New York, from the Maytum family.
  • Morgan acquired Transit Homes of America, Inc., a national outsourcing company located in Boise, Idaho.
  • Lynch organized and bid on personal communications services ("PCS") licenses in the Federal Communications Commission's ("FCC") C-block and F-block auctions.

1997 • Lynch acquired Upper Peninsula Telephone Company, a telecommunications company based in Michigan's Upper Peninsula.
  • Lynch completed the spin-off of East/West Communications, an F-block PCS licensee with 20 million points of presence ("POPs").

1999 • Lynch acquired Central Scott Telephone Company, a 6,000 incumbent local exchange carrier ("ILEC") in Iowa, an area the Company sought to grow significantly. Central Scott Telephone Company later became part of the Lynch Interactive Corporation spin-off (see below).
  • Spinnaker refocused its efforts in the adhesive-backed paper industry and sold its industrial tape operations while also deleveraging itself.
  • Lynch Interactive Corporation ("Lynch Interactive") was born via a tax-free spin-off from Lynch. Lynch Interactive owned all of Lynch's cable, telecommunications, PCS, and broadcasting operations as well as a 55% interest in The Morgan Group, Inc.
  • Spinnaker continued deleveraging itself by buying back a significant amount of its senior debt at a gain.

2000 M-tron Industries, Inc. was preparing for an IPO, but was held back due to changing market conditions.

2001 Lynch spins off Morgan and Tremont Advisors to shareholders. Tremont later acquired by Oppenheimer.

2002 • The Company sold its remaining stake in Spinnaker.
  • M-tron Industries, Inc. acquired the assets of Champion Technologies, Inc. (spun-off from Motorola in the mid-1980s), expanding its product line to include voltage-controlled crystal oscillators ("VCXO"), temperature compensated crystal oscillators ("TCXO"), and timing solutions.

2004 Venator Merchant Fund LLC, an affiliate of Marc Gabelli, LGL Group Executive Chairman, financed the acquisition of Piezo Technology, Inc., based in Orlando, Florida, to re-direct M-tron Industries, Inc.'s strategic direction. This acquisition set the stage for the development of M-tron Industries, Inc.'s orientation toward the avionics, space, and defense industries.

2007 The Company sold the assets of Lynch Systems, Inc. to Olivotto Glass Technologies, S.P.A., a glassware machinery manufacturer based in Milan, Italy.

2014 M-tron Industries, Inc. purchased filter product line assets from Trilithic, Inc.

2016 The Company acquired the assets of Precise Time and Frequency, LLC.

2019 The direct investing business was launched (renamed the Merchant Investment segment in 2023)

2021 LGL Systems Acquisition Corporation completed its business combination with IronNet Cybersecurity, Inc.

2022 The Company completed the tax-free spin-off M-tron Industries, Inc. to shareholders.

2023 The Company launched Lynch Capital International, LLC to facilitate the Merchant Investment business.

MtronPTI Separation

On October 7, 2022, the separation of MtronPTI was completed and MtronPTI became an independent, publicly traded company trading on the NYSE American under the stock symbol "MPTI."

The Separation was achieved through LGL Group's distribution (the "Distribution") of 100% of the shares of MtronPTI's common stock to holders of LGL's common stock as of the close of business on the record date of September 30, 2022. LGL Group's stockholders of record received one-half share of MtronPTI's common stock for every share of LGL Group's common stock. LGL Group retained no ownership interest in the MtronPTI business following the Separation.

Our Segments

We report our financial results in two segments: Electronic Instruments and Merchant Investment.

Electronic Instruments

The Electronic Instruments segment is operated through our wholly owned subsidiary, PTF, a globally positioned producer of industrial electronic instruments and commercial products and services. Founded in 2002, PTF operates from our design and manufacturing facility in Wakefield, Massachusetts. PTF is focused on the design and manufacture of high-performance Frequency and Time reference standards that form the basis for timing and synchronization in various applications including satellite communication, time transfer systems, network synchronization, electricity distribution and metrology. PTF offers customers frequency reference and time standard synchronization solutions tailored to meeting performance requirements. PTF has developed a comprehensive portfolio of time and frequency instrumentation including frequency standards, time standards, and time code generators, complemented by a wide range of ancillary products such as RF distribution amplifiers, digital distribution amplifiers, time code distribution amplifiers, and redundancy switches. Thousands of instruments have been delivered to a broad range of applications worldwide, from simple network time servers to synchronize local computers and instruments, to fully redundant and highly sophisticated satellite communications and broadcast systems. Military applications include synchronization of mobile satcom terminals, high performance sources for calibration, and test equipment providing the ultimate in frequency stability and phase noise performance.

Merchant Investment

The Merchant Investment segment is comprised of various investment vehicles in which we have a shareholder, partner, or general partner interest, and through which LGL Group invests its capital. As the Company continues to assess further acquisitions of, or investments in, operating businesses broadly, we seek to invest currently available cash and cash equivalents with a view to enhancing returns. Our core strengths include identifying and acquiring undervalued assets and businesses, often through the purchase of securities, increasing value through management, financial or other operational changes, and managing complex legal, regulatory or financial issues, which may include technical engineering, environmental, zoning, permitted, and licensing issues, among others. As shareholder or partner, LGL Group will provide advisory and certain administrative and back-office services to such investment vehicles but will not provide such services to any other entities, individuals or accounts.

As of December 31, 2025, LGL Group had investments (currently classified within Cash and cash equivalents and Marketable securities) with a fair value of $41,353, of which $25,655 was held within the Merchant Investment business. The Company accounts for its Marketable securities under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 321, *Investments - Equity Securities* ("ASC 321"), and as such, its Marketable securities are reported at fair value on its Consolidated Balance Sheets.

Our Businesses

Electronic Instruments Segment

Overview

Our Electronics Instruments segment is comprised of PTF, which designs, manufactures, and markets for sale time and frequency instruments. The industries PTF serves include computer networking, satellite ground stations, electric utilities, broadcasting, telecommunication systems, and metrology. LGL Group acquired PTF in September 2016, reinforcing our position as a broad-based supplier of highly engineered products for the generation of time and frequency references for synchronization and control. Since its inception, PTF has developed a comprehensive portfolio of time and frequency instruments complemented by a wide range of ancillary products such as distribution amplifiers and redundancy auto switches. PTF is housed in a well-equipped, modern, facility and staffed by a highly dedicated and experienced team of time and frequency professionals.

Products

PTF's products range from simple, low-cost time and frequency solutions to premium products designed to deliver maximum performance for the most demanding applications. PTF's products include Frequency and Time Reference Standards; radio frequency ("RF"), digital, and optical time code distribution amplifiers; redundancy auto switches; and network time protocol ("NTP") servers, all of which are used in a wide range of applications worldwide.

PTF's Frequency and Time Reference Standards include quartz Frequency Standards, global positioning system ("GPS") / global navigation system ("GNS") Frequency and Time Standards and rubidium atomic Frequency Standards. The de facto standard for many highly demanding applications, such as satellite communications, is PTF's range of GPS/GNS disciplined quartz frequency and time standards. The MtronPTI high-quality quartz oscillators utilized within the PTF instruments deliver outstanding phase noise and short-term stability performance for applications where low noise is paramount. This outstanding short-term performance, coupled with the long-term stability and accuracy of the external GNS reference signals, which can be from GPS, Galileo, GLONASS or Quasi-Zenith Satellite System ("QZSS"), provides the user excellent all-around performance that is highly cost-effective.

When two or more computers are involved, accurate time keeping is a challenge especially when the computers are in different locations. PTF's range of GNS Time and Frequency References and Network Time Servers deliver a high level of performance that allows customers to synchronize to Coordinated Universal Time ("UTC"), in several cost-effective forms to meet a multitude of time and frequency reference requirements. Applications range from low phase noise, highly stable and accurate system frequency references for satellite communications ("SATCOM") and Digital Broadcasting applications, to computer networks, shipboard time code references and e-commerce time stamping applications. With respect to UTC, the Company has developed long-term real time synchronization capability of less than 10 nanoseconds of which to date multiple systems have been delivered.

PTF's portfolio of distribution amplifiers covers multiple signal types including high frequency ("HF"), RF, digital, time code, optical, and custom configured units. The distribution range is designed to complement the high quality of the frequency and time references and provide the most effective cost/performance solution for the application, including options for full remote monitoring/control (including RF analog signal monitoring) and optional level control.

The distribution product range includes standard units with either 12 or 16 channels together with more flexible units that allow the user to define specific configurations including different types of input/output signals combined into a convenient 1U or 2U package with up to 36 output channels.

PTF's series of redundancy auto switches range from simple level detection to highly sophisticated sensing capability, extremely fast switching options and full Ethernet connectivity, to provide remote monitoring/control, and including integration with simple network management protocol ("SNMP") management systems. The most recent model includes multi-channel input capability as well as the ability to switch up to three input types of signals.

Customers

PTF primarily works directly with original equipment manufacturers ("OEMs") to define the right solutions for their unique applications, including the design of custom parts with unique part numbers. Sales of products may be directly to the OEM, through franchised representatives or distributors, or direct to end customers. Our franchised representatives/distributors have highly skilled sales engineers who work directly with designers and program managers providing a high-level of engineering support at all points within the process.

The table below presents the concentration of the Company's customers for the year ended December 31, 2025:

	Revenue	
(in thousands)	$	%
Customer 1	$ 453	18.5%
Customer 2	394	16.1%
Customer 3	253	10.3%
Customer 4	220	9.0%
Top 4 largest customers	**1,320**	**53.9%**
All other [a]	1,133	46.1%
Total sales	$ **2,453**	**100.0%**

[a] Comprised of approximately 32 customers

This spread of revenue over a broad customer base reduces the vulnerability of the company to any customer suffering from a market downturn, or other debilitating issue including insolvency.

Competition

We design, manufacture and market products for the generation, synchronization and control of time and frequency in many cases ensuring optimal utilization of allocated spectrum. There are a number of domestic and international manufacturers who are capable of providing custom-designed products comparable in quality and performance to our products. Our competitive strategy begins with our focus on niche markets where precise specification, the ability to provide custom configurations, and reliability are the major requirements.

Product Development

For new products, we focus on developing products targeted at relatively new, albeit established, markets, minimizing the need for market pioneering and education. Currently, the signal distribution products, which represent approximately 40% of our Net sales, are undergoing a comprehensive upgrade to enhance their overall functionality and efficiency. This development integrates cutting-edge technology, ensuring the products remain competitive and meet the evolving needs of the industry. At the same time, the development reduces manufacturing costs through improved design ensuring cost-effective production while maintaining high quality standards. These advancements in the signal distribution products reflect a commitment to innovation and excellence, positioning the products at the forefront of the industry.

Marketing and Sales

Marketing efforts are supported by outsourcing to independent contractors and include the company web site, targeted monthly marketing emails, and exhibiting at relevant shows and conferences. We have a highly skilled team of domestic sales representatives and international distributors who market and sell our products. Where possible, the sales team endeavors to gain qualification of specific products from systems integrators, confirming suitability for use in a specific system design. Through direct contact with our clients and through our representative network, we are able to understand the needs of the customers, and then provide custom configurations to meet those requirements in a highly cost-efficient solution.

International Revenues

In 2025, our international revenues were $897, or 36.6%, of total sales compared to $962, or 43.2%, of total sales in 2024. In both 2025 and 2024, these revenues were derived primarily from customers in Europe and Asia. We avoid significant currency exchange risk by transacting and settling substantially all of our international sales in United States dollars.

Seasonality

Our business is not seasonal, although shipment schedules may be affected by the production schedules of our customers, or their contract manufacturers based on regional practices or customs.

Order Backlog

Our order backlog was $625 and $336 as of December 31, 2025 and 2024, respectively. The backlog of unfilled orders includes amounts based on purchase orders. Although backlog represents only firm orders that are considered likely to be fulfilled primarily within the 12 months following receipt of the order, cancellations or scope adjustments may and do occur.

Order backlog is adjusted quarterly to reflect project cancellations, deferrals, revised project scope and cost. We expect to fill substantially all of our 2025 order backlog in 2026, but cannot provide assurances as to what portion of the order backlog will be fulfilled in a given year.

Raw Materials

Generally, most raw materials used in the production of our products have been available in adequate supply from multiple sources, and their prices have remained relatively stable. However, the current implementation of tariffs could significantly impact the cost structure of manufacturing operations. These tariffs may lead to increased costs, eroding margins, which could lead to adjustments in pricing to maintain profitability.

Intellectual Property

We have no patents, trademarks or licenses that are considered to be significant to our business or operations. Rather, we believe that our technological position depends primarily on the technical competence and creative ability of our engineering and technical staff in areas of product design and manufacturing processes, including our staff's ability to customize products to meet difficult specifications, as well as proprietary know-how and information.

Merchant Investment Segment

Overview

The Merchant Investment segment is comprised of various investment vehicles in which we have a shareholder, partner, or general partner interest, and through which LGL Group invests its capital.

We conduct and plan to continue to conduct our activities in such a manner as not to be deemed an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Therefore, no more than 40% of our total assets can be invested in investment securities, as such term is defined in the Investment Company Act. In addition, we do not invest or intend to invest in securities as our primary business.

Special Purpose Vehicles

In 2019, LGL management began pursuing the development of special purpose vehicles ("SPV") to pursue acquisitions of varying scale with emphasis on the manufacturing sector of the economy, which currently provides fertile opportunities for growing the intrinsic value of the enterprise.

During June 2023, LGL Group transferred approximately $21.0 million of cash and cash equivalents to its wholly owned subsidiary, Lynch Capital International, LLC ("Lynch Capital"), for its use within the Merchant Investment business. During June 2023, Lynch Capital was appointed as sole managing member of LGL Systems Nevada Management Partners, LLC ("LGL Nevada") and invested approximately $4 into LGL Nevada, representing its 1% general partnership interest. In conjunction with this transaction, Lynch Capital also invested $1.0 million into LGL Systems, which is controlled by LGL Nevada. As a result of these transactions, the Company determined it was the primary beneficiary of LGL Systems and was therefore required to consolidate LGL Systems. As of June 2023, the Company recorded $1.9 million of non-controlling interests in LGL Systems on its consolidated balance sheets.

Government Regulations

As a supplier to certain U.S. Government defense contractors, we must comply with certain procurement regulations and other requirements. Maintaining registration under the System for Award Management ("SAM") is critical in order to receive U.S. Government contracts. As a small business we obtain preferential treatment for awards from tier one Government contractors however to maintain this position we are required to submit annually "Representation and Certification" documents attesting to our size, revenue, and internal controls for anti-discrimination, avoidance of counterfeit components, and a number of other federally mandated issues.

From time to time, we may also be subject to U.S. Government investigations relating to our or our customers' operations. In particular, for international business, we are required to submit a request for Automated Export System ("AES") validation used by U.S. Government agencies to measure the compliance of U.S. exports with U.S. export control laws.

Human Capital Management

As of December 31, 2025, the Company's executives were based in Orlando, Florida and Greenwich, Connecticut. We employed seven full-time manufacturing and engineering employees located in Wakefield, Massachusetts and one corporate and investment employee located in Greenwich, Connecticut. The Company's Controller is employed through certain service level agreements in place. None of the Company's employees are represented by a labor union and the Company considers its relationships with employees to be good.

We believe the Company's success depends on its ability to attract, develop, and retain key personnel. The skills, experience and industry knowledge of key members of our Board of Directors, employees, and contractors significantly benefit our operations and performance. The Company's Board of Directors and management oversee various employee and contractor initiatives.

Available Information

The Company's Internet address is www.lglgroup.com. Information on or accessible through our website is not deemed to be incorporated into this Report. Website references in this Report are merely textual references. The Company makes available, free of charge through its website, copies of the Company's Annual Reports on Form 10–K, Quarterly Reports on Form 10–Q, Current Reports on Form 8–K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after those reports are filed with or furnished to the SEC. The contents of our website are not incorporated by reference into this Report or in any other report or document we file with the Securities and Exchange Commission (the "SEC"), and any references to our website are intended to be inactive textual references only.

Item 1A.   Risk Factors

Investing in our securities involves risks. Before making an investment decision, you should carefully consider the risks described below. Any of these risks could result in a material adverse effect on our business, financial condition, results of operations, or prospects, and could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. The risks and uncertainties described below are not the only ones we face but represent those risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

Unless otherwise stated, all dollar amounts are in thousands.

Risks Related to Our Structure

We have engaged, and in the future may engage, in transactions with our affiliates.

We have engaged, and in the future may engage, in transactions with our affiliates. Certain cash equivalents and marketable securities held and invested in various mutual funds are managed or advised by GAMCO Investors, Inc. or one of its subsidiaries (collectively, "GAMCO" or the "Fund Manager"), which is related to the Company through certain of our shareholders, who is also a greater than 10% stockholders and serves as an executive officer of the Fund Manager. In addition, we may in the future invest in entities in which the Fund Manager also invests. We also have purchased and may in the future purchase entities or investments from the Fund Manager or its affiliates.

All investments, including those in related party mutual funds, are overseen by the independent Related Party Committee of the Board of Directors (the "Related Party Committee"). The Related Party Committee meets regularly to review the alternatives and has determined the current investments most reflect the Company's objective of lower cost, market return and adherence to having a larger proportion of underlying investments directly in United States Treasuries.

We are subject to the risk of becoming an investment company under the Investment Company Act.

Because we are a holding company and a significant portion of our assets may, from time to time, consist of investments in companies in which we own less than a 50% interest, we run the risk of inadvertently becoming an investment company that is required to register under the Investment Company Act. Events beyond our control, including significant appreciation or depreciation in the market value of certain of our publicly traded holdings or adverse developments with respect to our ownership of certain of our subsidiaries, could result in our inadvertently becoming an investment company that is required to register under the Investment Company Act. Transactions involving the sale of certain assets could result in our being considered an investment company. Following such events or transactions, an exemption under the Investment Company Act would provide us up to one year to take steps to avoid becoming classified as an investment company. We expect to take steps to avoid becoming classified as an investment company, but no assurance can be made that we will successfully be able to take the steps necessary to avoid becoming classified as an investment company.

If we are unsuccessful, then we will be required to register as a registered investment company and will be subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we currently operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies.

If it were established that we were an investment company and did not register as an investment company when required to do so, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period it was established that we were an unregistered investment company.

We may structure transactions in a less advantageous manner to avoid becoming subject to the Investment Company Act.

In order not to become an investment company required to register under the Investment Company Act, we monitor the value of our investments and structure our operations and transactions to qualify for exemptions under the Investment Company Act. As a result, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns.

Risks Relating to Liquidity and Capital Requirements

We are a holding company and depend on the businesses of our subsidiaries to satisfy our obligations.

We are a holding company and we conduct substantially all of our business activities through our subsidiaries. In addition to cash and cash equivalents, U.S. government and agency obligations, marketable equity and debt securities and other short-term investments, our assets consist primarily of investments in our subsidiaries. Moreover, if we make significant investments in new operating businesses, it is likely that we will reduce our liquid assets in order to fund those investments and the ongoing operations of our subsidiaries. Consequently, our cash flow and our ability to meet our contractual obligations likely will depend on the cash flow of our subsidiaries and the payment of funds to us by our subsidiaries in the form of dividends, distributions, loans or otherwise.

The operating results of our subsidiaries may not be sufficient to make distributions to us. In addition, our subsidiaries are not obligated to make funds available to us and distributions and intercompany transfers from our subsidiaries to us may be restricted by applicable law or covenants contained in debt agreements and other agreements to which these subsidiaries may be subject or enter into in the future.

We have made significant investments and negative performance of those investments may result in a significant decline in the value and could impact our cash flows.

As of December 31, 2025, we had investments in Cash and cash equivalents and Marketable securities with a fair market value of $41,550, which may be accessed on short notice to satisfy our liquidity needs. However, if the investments experience negative performance, the value of these investments will be negatively impacted, which could have a material adverse effect on our operating results, cash flows and financial position.

Risks Relating to Our Merchant Investment Business

The Company has made and may make material investments in special purpose vehicles that may not be successful.

The Company has in the past and in the future may form SPVs to facilitate the acquisition of companies, which may be material to the Company. There is no assurance that such activity may occur, that the Company will have appropriate insurance for such an occurrence, or that its Board will endorse such activity. There is no assurance that any SPAC will be successful with IPO, that any SPAC or SPV will complete a business combination, or that any business combination will be successful. If invested, the Company can lose its entire investment in the SPAC if a business combination is not completed within 24 months of the SPAC's IPO or if the business combination is not successful, which may adversely impact the Company's stockholder value. If an investment is made through an SPV, the investment may not be successful, which could also impact the Company's stockholder value.

Our investments may be subject to significant uncertainties.

Our investments may not be successful for many reasons, including, but not limited to:
- fluctuations of or sustained increases in interest rates;
- lack of control in minority investments;
- worsening of general economic and market conditions;
- lack of diversification;
- lack of success of the Merchant Investment business's strategies;
- inflationary conditions;
- fluctuations of U.S. dollar exchange rates; and
- adverse legal and regulatory developments that may affect particular businesses.

The historical financial information for our Merchant Investment business is not necessarily indicative of our future performance.

Our Merchant Investment business's financial information is driven by the amount of funds allocated to the Merchant Investment business and the performance of the underlying investments. Future funds allocated to the Merchant Investment business may increase or decrease based on the contributions and redemptions by our holding company. Additionally, historical performance results of the Merchant Investment business are not indicative of future results as past market conditions, investment opportunities and investment decisions may not occur in the future. Changes in general market conditions coupled with changes in exposure to short and long positions have significant impact on our Merchant Investment business results of operations and the comparability of results of operations year over year and as such, future results of operations will be impacted by our future exposures and future market conditions, which may not be consistent with prior trends. Additionally, future returns may be affected by additional risks, including risks of the industries and businesses in which a particular fund invests.

The Merchant Investment business's investment strategy involves numerous and significant risks, including the risk that we may lose some or all of our investments in the Merchant Investment business. This risk may be magnified due to concentration of investments and investments in undervalued securities.

Our Merchant Investment business's revenue depends on the investments made by the Merchant Investment business. There are numerous and significant risks associated with these investments, certain of which are described in this risk factor and in other risk factors set forth herein. Certain investment positions held by the Merchant Investment business may be illiquid. The Merchant Investment business may own restricted or non-publicly traded securities and securities traded on foreign exchanges. We may also have significant influence with respect to certain companies owned by the Merchant Investment business, including representation on the board of directors of certain companies, and may be subject to trading restrictions with respect to specific positions in the Merchant Investment business at any particular time. These investments and trading restrictions could prevent the Merchant Investment business from liquidating unfavorable positions promptly and subject the Merchant Investment business to substantial losses.

At any given time, the Merchant Investment business's assets may become highly concentrated within a particular company, industry, asset category, trading style or financial or economic market. In that event, the Merchant Investment business's investment portfolio will be more susceptible to fluctuations in value resulting from adverse events, developments or economic conditions affecting the performance of that particular company, industry, asset category, trading style or economic market than a less concentrated portfolio would be. As a result, the Merchant Investment business's investment portfolio's aggregate returns may be volatile and may be affected substantially by the performance of only one or a few holdings.

The Merchant Investment business seeks to invest in securities that are undervalued. The identification of investment opportunities in undervalued securities is challenging, and there are no assurances that such opportunities will be successfully recognized or acquired. While investments in undervalued securities offer the opportunity for above-average capital appreciation, these investments involve a high degree of financial risk and can result in substantial losses. Returns generated from the Merchant Investment business's investments may not adequately compensate for the business and financial risks assumed.

From time to time, the Merchant Investment business may invest in bonds or other fixed income securities, such as commercial paper and higher yielding (and, therefore, higher risk) debt securities. It is likely that a major economic recession could severely disrupt the market for such securities and may have a material adverse impact on the value of such securities. In addition, it is likely that any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon and increase the incidence of default for such securities.

For reasons not necessarily attributable to any of the risks set forth in this Report (e.g., supply/demand imbalances or other market forces), the prices of the securities in which the Merchant Investment business invest may decline substantially. In particular, purchasing assets at what may appear to be undervalued levels is no guarantee that these assets will not be trading at even more undervalued or otherwise lower levels at a future time of valuation or at the time of sale.

The prices of financial instruments in which the Merchant Investment business may invest can be highly volatile. Price movements of forward and other derivative contracts in which the Merchant Investment business's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The Merchant Investment business is subject to the risk of failure of any of the exchanges on which their positions trade or of their clearinghouses.

We may not be able to identify suitable investments, and our investments may not result in favorable returns or may result in losses.

The equity securities in which we may invest may include common stock, preferred stock and securities convertible into common stock, as well as warrants to purchase these securities. The debt securities in which we may invest may include bonds, debentures, notes or non-rated mortgage-related securities, municipal obligations, bank debt and mezzanine loans. Certain of these securities may include lower rated or non-rated securities, which may provide the potential for higher yields and therefore may entail higher risk and may include the securities of bankrupt or distressed companies. In addition, we may engage in various investment techniques, including derivatives, options and futures transactions, foreign currency transactions, "short" sales and leveraging for either hedging or other purposes. We may concentrate our activities by owning significant or controlling interests in certain investments. We may not be successful in finding suitable opportunities to invest our cash and our strategy of investing in undervalued assets may expose us to numerous risks.

The Merchant Investment business may make investments in companies we do not control.

Investments by the Merchant Investment business may include investments in debt or equity securities of publicly traded companies or private companies that we do not control. Such investments may be acquired by the Merchant Investment business through open market trading activities or through purchases of securities from the issuer. These investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which our Merchant Investment business disagree or that the majority of stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve the best interests of the Merchant Investment business. In addition, the Merchant Investment business may make investments in which it shares control over the investment with co-investors, which may make it more difficult for it to implement its investment approach or exit the investment when it otherwise would. If any of the foregoing were to occur, the values of the investments by the Merchant Investment business could decrease and our Merchant Investment business revenues could suffer as a result.

The use of leverage in investments by the Merchant Investment business may pose a significant degree of risk and may enhance the possibility of significant loss in the value of the investments in the Merchant Investment business.

The Merchant Investment business may leverage its capital if management believes that the use of leverage may enable the Merchant Investment business to achieve a higher rate of return. Accordingly, the Merchant Investment business may pledge their securities in order to borrow additional funds for investment purposes. The Merchant Investment business may also leverage their investment return with options, short sales, swaps, forwards and other derivative instruments. The amount of borrowings that the Merchant Investment business may have outstanding at any time may be substantial in relation to their capital. While leverage may present opportunities for increasing the Merchant Investment business's total return, leverage may increase losses as well. Accordingly, any event that adversely affects the value of an investment by the Merchant Investment business would be magnified to the extent such fund is leveraged. The cumulative effect of the use of leverage by the Merchant Investment business in a market that moves adversely to the Merchant Investment business's investments could result in a substantial loss to the Merchant Investment business that would be greater than if the Merchant Investment business were not leveraged. There is no assurance that leverage will be available on acceptable terms, if at all.

In general, the use of short-term margin borrowings results in certain additional risks to the Merchant Investment business. For example, should the securities pledged to brokers to secure any Merchant Investment business's margin accounts decline in value, the Merchant Investment business could be subject to a "margin call," pursuant to which it must either deposit additional funds or securities with the broker, or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden drop in the value of any of the Merchant Investment business's assets, the Merchant Investment business might not be able to liquidate assets quickly enough to satisfy its margin requirements.

The Merchant Investment business may enter into repurchase and reverse repurchase agreements. When the Merchant Investment business enters into a repurchase agreement, it "sells" securities issued by the U.S. or a non-U.S. government, or agencies thereof, to a broker-dealer or financial institution, and agrees to repurchase such securities for the price paid by the broker-dealer or financial institution, plus interest at a negotiated rate. In a reverse repurchase transaction, the Merchant Investment business "buys" securities issued by the U.S. or a non-U.S. government, or agencies thereof, from a broker-dealer or financial institution, subject to the obligation of the broker-dealer or financial institution to repurchase such securities at the price paid by the Merchant Investment business, plus interest at a negotiated rate. The use of repurchase and reverse repurchase agreements by any of the Merchant Investment business involves certain risks. For example, if the seller of securities to the Merchant Investment business under a reverse repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Merchant Investment business will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Merchant Investment business's ability to dispose of the underlying securities may be restricted. Finally, if a seller defaults on its obligation to repurchase securities under a reverse repurchase agreement, the Merchant Investment business may suffer a loss to the extent it is forced to liquidate its position in the market, and proceeds from the sale of the underlying securities are less than the repurchase price agreed to by the defaulting seller.

The financing used by the Merchant Investment business to leverage its portfolio will be extended by securities brokers and dealers in the marketplace in which the Merchant Investment business invest. While the Merchant Investment business will attempt to negotiate the terms of these financing arrangements with such brokers and dealers, its ability to do so will be limited. The Merchant Investment business is therefore subject to changes in the value that the broker-dealer ascribes to a given security or position, the amount of margin required to support such security or position, the borrowing rate to finance such security or position and/or such broker-dealer's willingness to continue to provide any such credit to the Merchant Investment business. Because the Merchant Investment business currently have no alternative credit facility which could be used to finance its portfolio in the absence of financing from broker-dealers, it could be forced to liquidate its portfolio on short notice to meet its financing obligations. The forced liquidation of all or a portion of the Merchant Investment business's portfolios at distressed prices could result in significant losses to the Merchant Investment business.

The possibility of increased regulation could result in additional burdens on our Merchant Investment business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Reform Act"), enacted into law in July 2010, resulted in regulations affecting almost every part of the financial services industry.

The regulatory environment in which our Merchant Investment business operates is subject to further regulation in addition to the rules already promulgated, including the Reform Act. Our Merchant Investment business may be adversely affected by the enactment of new or revised regulations, or changes in the interpretation or enforcement of rules and regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Such changes may limit the scope of investment activities that may be undertaken by the Merchant Investment business's managers. Any such changes could increase the cost of our Merchant Investment business doing business and/or materially adversely impact its profitability. Additionally, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The SEC, other regulators and self-regulatory organizations and exchanges have taken and are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. The effect of any future regulatory change on the Merchant Investment business and the Merchant Investment business could be substantial and adverse.

The ability to hedge investments successfully is subject to numerous risks.

The Merchant Investment business may utilize financial instruments, both for investment purposes and for risk management purposes in order to (i) protect against possible changes in the market value of the Merchant Investment business's investment portfolios resulting from fluctuations in the securities markets and changes in interest rates; (ii) protect the Merchant Investment business's unrealized gains in the value of its investment portfolios; (iii) facilitate the sale of any such investments; (iv) enhance or preserve returns, spreads or gains on any investment in the Merchant Investment business's portfolio; (v) hedge the interest rate or currency exchange rate on any of the Merchant Investment business's liabilities or assets; (vi) protect against any increase in the price of any securities our Merchant Investment business anticipate purchasing at a later date; or (vii) for any other reason that our Merchant Investment business deems appropriate.

The success of any hedging activities will depend, in part, upon the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the portfolio investments being hedged. However, hedging techniques may not always be possible or effective in limiting potential risks of loss. Since the characteristics of many securities change as markets change or time passes, the success of our Merchant Investment business's hedging strategy will also be subject to the ability of our Merchant Investment business to continually recalculate, readjust and execute hedges in an efficient and timely manner. While the Merchant Investment business may enter into hedging transactions to seek to reduce risk, such transactions may result in a poorer overall performance for the Merchant Investment business than if it had not engaged in such hedging transactions. For a variety of reasons, the Merchant Investment business may not seek to establish a perfect correlation between the hedging instruments utilized and the portfolio holdings being hedged. Such an imperfect correlation may prevent the Merchant Investment business from achieving the intended hedge or expose the Merchant Investment business to risk of loss. The Merchant Investment business does not intend to seek to hedge every position and may determine not to hedge against a particular risk for various reasons, including, but not limited to, because they do not regard the probability of the risk occurring to be sufficiently high as to justify the cost of the hedge. Our Merchant Investment business may not foresee the occurrence of the risk and therefore may not hedge against all risks.

The Merchant Investment business may invest in distressed securities, as well as bank loans, asset backed securities and mortgage- backed securities.

The Merchant Investment business may invest in securities of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial, legal and business risks that can result in substantial, or at times even total, losses. The market prices of such securities are subject to abrupt and erratic market movements and above-average price volatility. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate insolvency and reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash, assets or a new security the value of which will be less than the purchase price to the Merchant Investment business of the security in respect to which such distribution was made and the terms of which may render such security illiquid.

The Merchant Investment business may invest in companies that are based outside of the United States, which may expose the Merchant Investment business to additional risks not typically associated with investing in companies that are based in the United States.

Investments in securities of non-U.S. issuers (including non-U.S. governments) and securities denominated or whose prices are quoted in non-U.S. currencies pose, to the extent not successfully hedged, currency exchange risks (including blockage, devaluation and non-exchangeability), as well as a range of other potential risks, which could include expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains or other income, political or social instability, illiquidity, price volatility and market manipulation. In addition, less information may be available regarding securities of non-U.S. issuers, and non-U.S. issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to, or as uniform as, those of U.S. issuers. Transaction costs of investing in non-U.S. securities markets are generally higher than in the United States. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the United States. The Merchant Investment business may have greater difficulty taking appropriate legal action in non-U.S. courts. Non-U.S. markets also have different clearance and settlement procedures which in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect the Merchant Investment business's performance. Investments in non-U.S. markets may result in imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities. There can be no assurance that adverse developments with respect to such risks will not materially adversely affect the Merchant Investment business's investments that are held in certain countries or the returns from these investments.

The Merchant Investment business's investments are subject to numerous additional risks including those described below.

- Generally, there are few limitations set forth in the governing documents of the Merchant Investment business on the execution of its investment activities, which are subject to the sole discretion of our management and the Related Party Committee of the Board of Directors.

- The Merchant Investment business may buy or sell (or write) both call options and put options, and when it writes options, it may do so on a covered or an uncovered basis. When the Merchant Investment business sell (or write) an option, the risk can be substantially greater than when it buys an option. The seller of an uncovered call option bears the risk of an increase in the market price of the underlying security above the exercise price. The risk is theoretically unlimited unless the option is covered. If it is covered, the Merchant Investment business would forego the opportunity for profit on the underlying security should the market price of the security rise above the exercise price. Swaps and certain options and other custom instruments are subject to the risk of non-performance by the swap counterparty, including risks relating to the creditworthiness of the swap counterparty, market risk, liquidity risk and operations risk.

- The Merchant Investment business may engage in short-selling, which is subject to a theoretically unlimited risk of loss because there is no limit on how much the price of a security may appreciate before the short position is closed out. The Merchant Investment business may be subject to losses if a security lender demands return of the borrowed securities and an alternative lending source cannot be found or if the Merchant Investment business are otherwise unable to borrow securities that are necessary to hedge its positions. There can be no assurance that the Merchant Investment business will be able to maintain the ability to borrow securities sold short. There also can be no assurance that the securities necessary to cover a short position will be available for purchase at or near prices quoted in the market.

- The ability of the Merchant Investment business to execute a short selling strategy may be materially adversely impacted by temporary and/or new permanent rules, interpretations, prohibitions and restrictions adopted in response to adverse market events. Regulatory authorities may from time-to-time impose restrictions that adversely affect the Merchant Investment business's ability to borrow certain securities in connection with short sale transactions. In addition, traditional lenders of securities might be less likely to lend securities under certain market conditions. As a result, the Merchant Investment business may not be able to effectively pursue a short selling strategy due to a limited supply of securities available for borrowing.

- The Merchant Investment business may affect transactions through over-the-counter or inter-dealer markets. The participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of exchange-based markets. This exposes the Merchant Investment business to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Merchant Investment business to suffer a loss. Such "counterparty risk" is accentuated for contracts with longer maturities where events may intervene to prevent settlement, or where the Merchant Investment business have concentrated its transactions with a single or small group of its counterparties. The Merchant Investment business is not restricted from dealing with any particular counterparty or from concentrating any or all of the Merchant Investment business's transactions with one counterparty.

- Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by other institutions. This systemic risk may materially adversely affect the financial intermediaries (such as prime brokers, clearing agencies, clearing houses, banks, securities firms and exchanges) with which the Merchant Investment business interact on a daily basis.

- The efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. The Merchant Investment business's trading orders may not be executed in a timely and efficient manner due to various circumstances, including systems failures or human error. In such event, the Merchant Investment business might only be able to acquire some but not all of the components of the position, or if the overall positions were to need adjustment, the Merchant Investment business might not be able to make such adjustment. As a result, the Merchant Investment business may not be able to achieve the market position selected by our Merchant Investment business and might incur a loss in liquidating their position.

- The Merchant Investment business assets may be held in one or more accounts maintained for the Merchant Investment business by its prime brokers or at other brokers or custodian banks, which may be located in various jurisdictions. The prime broker, other brokers (including those acting as sub-custodians) and custodian banks are subject to various laws and regulations in the relevant jurisdictions in the event of their insolvency. Accordingly, the practical effect of these laws and their application to the Merchant Investment business's assets may be subject to substantial variations, limitations and uncertainties. The insolvency of any of the prime brokers, local brokers, custodian banks or clearing corporations may result in the loss of all or a substantial portion of the Merchant Investment business's assets or in a significant delay in the Merchant Investment business having access to those assets.

- The Merchant Investment business may invest in synthetic instruments with various counterparties. In the event of the insolvency of any counterparty, the Merchant Investment business's recourse will be limited to the collateral, if any, posted by the counterparty and, in the absence of collateral, the Merchant Investment business will be treated as a general creditor of the counterparty. While the Merchant Investment business expect that returns on a synthetic financial instrument may reflect those of each related reference security, as a result of the terms of the synthetic financial instrument and the assumption of the credit risk of the counterparty, a synthetic financial instrument may have a different expected return. The Merchant Investment business may also invest in credit default swaps.

Risks Related to Our Business and Industry

Macroeconomic fluctuations may harm our business, results of operations and stock price.

Our business, financial condition, operating results and cash flows may be adversely affected by changes in global economic conditions and geopolitical risks, including credit market conditions, trade policies, tariffs, levels of consumer and business confidence, commodity prices and availability, inflationary pressure, exchange rates, levels of government spending and deficits, social or political conditions, and other challenges that could affect the global economy including impacts associated with the continuing developments in the war against Ukraine and sanctions which have been announced by the United States and other countries against Russia, which have caused significant uncertainty, adding to continuing concerns about supply chain disruptions, inflation and increases in interest rates in the markets in which we operate. Similar geopolitical tensions and political and/or armed conflicts, including tensions between the U.S. and China, China and Taiwan, and the conflicts between the U.S. and Iran and Israel and Palestine could adversely impact our financial performance and global operations. Such conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations. In addition, restrictions on credit availability could adversely affect the ability of our customers to make payments. Similarly, credit restrictions may adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress.

Changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

We are subject to the trade policies, export/import controls, and other rules and regulations, including tariffs, trade sanctions, and license requirements of the U.S. and other government authorities. During the first Trump Administration from 2017 to 2021, certain tariffs and retaliatory tariffs, as well as other trade restrictions, were imposed on various products and materials. In 2025, President Trump again imposed tariffs and retaliatory tariffs against U.S. trading partners, some countries responded with new or increased tariffs of their own, and the amount of the import tariff and the number of products subject to tariffs changed multiple times based on actions by the U.S. government .However, there is currently significant uncertainty about the future relationship between the United States and various other countries with respect to trade policies, treaties, tariffs and customs duties. On February 20, 2026, the U.S. Supreme Court issued a ruling striking down certain tariffs previously imposed under the International Emergency Economic Powers Act ("IEEPA"). Following the Supreme Court's decision, the Trump Administration announced its intention to invoke other laws to collect tariffs and announced new tariffs on imports from all countries, in addition to any existing non-IEEPA tariffs. There remains substantial uncertainty regarding the duration of existing and newly announced tariffs, potential changes or pauses to such tariffs, tariff levels, and whether further additional tariffs or other retaliatory actions may be imposed, modified, or suspended, and the impacts of such actions on our business.

Future tariffs and trade restrictions may cause the prices of our vendors' products to increase, which could reduce demand for such products, or reduce our vendors' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, the situation remains dynamic and it remains unclear what the U.S. government or foreign governments will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Inflation and changing interest rates may adversely affect our financial condition and results of operations.

Inflation in the United States decreased from 2.9% as of December 31, 2024 to 2.7% as of December 31, 2025, which is still above the U.S. Federal Reserve's long-term target of 2.0%. If inflation remains elevated in 2026, our Manufacturing cost of sales along with Engineering, selling and administrative expenses could increase at a rate higher than our revenue.

The U.S. Federal Reserve decreased the federal funds rate a total of three times throughout 2025, resulting in a range from 3.50% to 3.75% as of December 31, 2025. If interest rates continue to decline, the returns generated by our investments in U.S. Treasuries could be adversely impacted.

We are currently dependent on a single line of manufacturing business.

As a result of the Separation of MtronPTI on October 7, 2022, we are engaged only in the design, manufacture and marketing of our electronic instruments product line that includes highly engineered products for the generation of time and frequency references for synchronization and control.

Given our reliance on this single line of business, any decline in demand for this product line or failure to achieve continued market acceptance of existing and new versions of this product line may harm our business and our financial condition. Additionally, unfavorable market conditions affecting this line of business would likely have a disproportionate impact on us in comparison with certain competitors, who have more diversified operations and multiple lines of business. Should this line of business fail to generate sufficient sales to support ongoing operations, there can be no assurance that we will be able to develop alternate business lines.

Our financial results vary significantly from period to period.

We experience fluctuations in our financial results. Some of the principal factors that contribute to these fluctuations include changes in demand for our products; our effectiveness in managing manufacturing processes, costs and inventory; our effectiveness in engineering and qualifying new product designs with our OEM customers and in managing the risks associated with offering those new products into production; changes in the cost and availability of raw materials, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules; macroeconomic and served industry conditions; and events that may affect our production capabilities, such as labor conditions and political instability. In addition, due to the prevailing economic climate and competitive differences between the various market segments which we serve, the mix of sales between our communications, networking, aerospace, defense, industrial and instrumentation market segments may affect our operating results from period to period.

For the years ended December 31, 2025 and 2024, we had net income of approximately $688 and $432, respectively. This fluctuation was a result of higher Net sales and Net investment income partially offset by higher expenses. Our operating income was derived from PTF, whose future rate of growth and profitability are highly dependent on the development and growth of demand for our products in the communications, networking, aerospace, defense, instrumentation and industrial markets, which can be cyclical, as well as net investment income from investments held by the Company. We cannot be certain whether we will generate sufficient revenues or sufficiently manage expenses to sustain profitability. Further, our returns on our cash and investments may not be sufficient to cover operating losses from PTF.

Our order backlog may not be indicative of future revenues.

Our order backlog is comprised of orders that are subject to specific production release, orders under written contracts, oral and written orders from customers with which we have had long-standing relationships and written purchase orders from sales representatives. Our customers may order products from multiple sources to ensure timely delivery when backlog is particularly long and may cancel or defer orders without significant penalty. They also may cancel orders when business is weak, and inventories are excessive. As a result, we cannot provide assurances as to the portion of backlog orders to be filled in a given year, and our order backlog as of any particular date may not be representative of actual revenues for any subsequent period.

Our future rate of growth and profitability are highly dependent on the development and growth of the communications, networking, aerospace, defense, instrumentation and industrial markets, which are cyclical.

In 2025 and 2024, the majority of our revenues were derived from sales to manufacturers of equipment for the defense, aerospace, instrumentation and industrial markets for frequency and timing synchronization instruments and peripheral equipment, including indirect sales through distributors. During 2026, we expect a significant portion of our revenues to continue to be derived from sales to these manufacturers. Often OEMs and other service providers within these markets have experienced periods of capacity shortage and periods of excess capacity, as well as periods of either high or low demand for their products. In periods of excess capacity or low demand, purchases of capital equipment may be curtailed, including equipment that incorporates our products. A reduction in demand for the manufacture and purchase of equipment for these markets, whether due to cyclical, macroeconomic or other factors, or due to our reduced ability to compete based on cost or technical factors, could substantially reduce our net sales and operating results and adversely affect our financial condition. Moreover, if these markets fail to grow as expected, we may be unable to maintain or grow our revenues. The multiple variables which affect the communications, networking, aerospace, defense, instrumentation and industrial markets for our products, as well as the number of parties involved in the supply chain and manufacturing process, can impact inventory levels and lead to supply chain inefficiencies. As a result of these complexities, we have limited visibility to forecast revenue projections accurately for the near and medium-term timeframes.

The market share of our customers in the communications, networking, aerospace, defense, instrumentation and industrial markets may change over time, reducing the potential value of our relationships with our existing customer base.

We have developed long-term relationships with our existing customers, including pricing contracts, custom designs and approved vendor status. If these customers lose market share to other equipment manufacturers in the communications, networking, aerospace, defense, instrumentation and industrial markets with whom we do not have similar relationships, our ability to maintain revenue, margin or operating performance may be adversely affected.

The loss or decrease in sales among one of our top customers, or a material change in the terms on which they are willing to buy from us, could have a substantial negative impact on our sales and operating results.

A significant percentage of our sales has been, and is expected to be, concentrated among a relatively small number of customers. In 2025, the Company's three largest customers accounted for $453, or 18.5%, $394, or 16.1%, and $253, or 10.3%, respectively, of the Company's Net sales. In 2024, the Company's two largest customers accounted for $310, or 13.9%, and $261, or 11.7%, respectively, of the Company's Net sales. We anticipate that this concentration of sales among these customers will continue in the future. The loss of a significant customer, changes in customer buying behaviors or a substantial decrease in sales to such a customer could have a material adverse effect on our sales and operating results. In addition, any consolidation among our key customers may further increase our customer concentration risk.

Because our sales are concentrated, and the industry in which we operate is very competitive, we are under ongoing pressure from our customers to offer lower prices, extend payment terms, increase marketing and transportation allowances, provide enhanced rebates, discounts, rights of return and credits and offer other terms more favorable to these customers. These customer demands have put continued pressure on our operating margins and profitability and in the future could have a material adverse effect on our business, financial condition and results of operations.

We may make acquisitions that are not successful, or we may fail to integrate acquired businesses into our operations properly.

We intend to continue exploring opportunities to buy other businesses or technologies that could complement, enhance, or expand our current business or product line, or that might otherwise offer us growth opportunities. We may have difficulty finding such opportunities or, if such opportunities are identified, we may not be able to complete such transactions for reasons including a failure to secure necessary financing.

Any transactions that we are able to identify and complete may involve a number of risks, including:
- The diversion of our management's attention from the management of our existing business to the integration of the operations and personnel of the acquired or combined business or joint venture;
- Material business risks not identified in due diligence;
- Possible adverse effects on our operating results during the integration process;
- Substantial acquisition-related expenses, which would reduce our net income, if any, in future years;
- The loss of key employees and customers as a result of changes in management; and
- Our possible inability to achieve the intended objectives of the transaction.

In addition, we may not be able to integrate, operate, maintain or manage, successfully or profitably, our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, policies and procedures, and this may lead to operational inefficiencies.

Any of these difficulties could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to introduce innovative products, demand for our products may decrease.

Our future operating results are dependent on our ability to develop, introduce and market innovative products continually, to modify existing products, to respond to technological change and to customize some of our products to meet customer requirements. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely or cost-effective manner to satisfy customer demand.

Our markets are highly competitive, and we may lose business to larger and better-financed competitors.

Our markets are highly competitive worldwide, with low transportation costs and few import barriers. We compete principally on the basis of product quality and reliability, availability, customer service, technological innovation, timely delivery and price. Within the industries in which we compete, competition has become increasingly concentrated and global in recent years.

Many of our major competitors, some of which are larger than us, and potential competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities. If we are unable to successfully compete against current and future competitors, our operating results will be adversely affected.

Our success depends on our ability to retain key management and technical personnel and attracting, retaining, and training new technical personnel.

Our future growth and success will depend in large part upon our ability to recruit highly-skilled technical personnel, including engineers, and to retain our existing management and technical personnel. There is a labor shortage in the markets in which we operate which are highly competitive, and some of our operations are not located in highly populated areas. As a result, we may not be able to recruit and retain key personnel. Our failure to hire, retain or adequately train key personnel could have a negative impact on our performance.

We purchase certain key components and raw materials from single or limited sources and could lose sales if these sources fail to fulfill our needs for any reason.

If single-source components or key raw materials were to become unavailable on satisfactory terms, and we could not obtain comparable replacement components or raw materials from other sources in a timely manner, our business, results of operations and financial condition could be harmed. On occasion, one or more of the components used in our products have become unavailable, resulting in unanticipated redesign and related delays in shipments. Changes in global economic and geopolitical conditions have disrupted supply chains and the ability to obtain components and raw materials around the world for all companies, including us. We cannot give assurance that we will be able to obtain the necessary components and raw materials necessary to conduct our business. In addition, our suppliers may be impacted by compliance with environmental regulations including RoHS and Waste Electrical and Electronic Equipment ("WEEE"), which could disrupt the supply of components or raw materials or cause additional costs for us to implement new components or raw materials into our manufacturing processes.

As a supplier to U.S. government defense contractors, we are subject to a number of procurement regulations and other requirements and could be adversely affected by changes in regulations or any negative findings from a U.S. government audit or investigation.

As a supplier to certain U.S. government defense contractors, we must comply with certain procurement regulations and other requirements. Maintaining registration under the SAM is critical in order to receive U.S. government contracts. As a small business we obtain preferential treatment for awards from tier one Government contractors however to maintain this position we are required to submit annually "Representation and Certification" documents attesting to our size, revenue, and internal controls for anti-discrimination, avoidance of counterfeit components, and a number of other federally mandated issues.

From time to time, we may also be subject to U.S. government investigations relating to our or our customers' operations and products. In particular, for international business, we are required to submit a request for AES validation used by U.S. government agencies to measure the compliance of U.S. exports with U.S. export control laws. The cost of cooperating or complying with such audits or investigations may adversely affect our financial results.

Our products are complex and may contain errors or design flaws, which could be costly to correct.

When we release new products, or new versions of existing products, they may contain undetected or unresolved errors or defects. The vast majority of our products are custom designed for requirements of specific OEM systems. The expected business life of these products ranges from less than one year to more than 10 years depending on the application. Some of the customizations are modest changes to existing product designs while others are major product redesigns or new product platforms.

Despite testing, errors or defects may be found in new products or upgrades after the commencement of commercial shipments. Undetected errors and design flaws have occurred in the past and could occur in the future. These errors could result in delays, loss of market acceptance and sales, diversion of development resources, damage to the Company's reputation, product liability claims and legal action by its customers and third parties, failure to attract new customers and increased service costs.

Communications and network infrastructure equipment manufacturers increasingly rely upon contract manufacturers, thereby diminishing our ability to sell our products directly to those equipment manufacturers.

There is a continuing trend among communications and network infrastructure equipment manufacturers to outsource the manufacturing of their equipment or components. As a result, our ability to persuade these OEMs to utilize our products in customer designs could be reduced and, in the absence of a manufacturer's specification of our products, the prices that we can charge for them may be subject to greater competition.

Future changes in our environmental liability and compliance obligations may increase costs and decrease profitability.

Our present and past manufacturing operations, products, and/or product packaging are subject to environmental laws and regulations governing air emissions, wastewater discharges, and the handling, disposal and remediation of hazardous substances, wastes and other chemicals. In addition, more stringent environmental regulations may be enacted in the future, and we cannot presently determine the modifications, if any, in our operations that any future regulations might require, or the cost of compliance that would be associated with such regulations.

Environmental laws and regulations may cause us to change our manufacturing processes, redesign some of our products, and change components to eliminate some substances in our products in order to be able to continue to offer them for sale.

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations.

We rely on information technology ("IT") systems in order to achieve our business objectives. We also rely upon industry accepted security measures and technology to securely maintain confidential information maintained on our IT systems. However, our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters, computer system or network failures, computer viruses, cyber-attacks or other malicious software programs. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, litigation and the loss of suppliers or customers. A significant disruption or failure could have a material adverse effect on our business operations, financial performance and financial condition.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to our investor relationships. As our reliance on technology increases, so will the risks posed to our information systems, both internal and those we outsource. There is no guarantee that any processes, procedures and internal controls we have implemented or will implement will prevent cyber intrusions, which could have a negative impact on our financial results, operations, business relationships or confidential information.

Risks Related to Our Securities

The price of our common stock has fluctuated considerably and is likely to remain volatile, in part due to the limited market for our common stock.

From January 1, 2025 through December 31, 2025, the high and low closing prices for our common stock were $7.76 and $5.65, respectively. There is a limited public market for our common stock, and we cannot provide assurances that a more active trading market will develop or be sustained. As a result of limited trading volume in our common stock, the purchase or sale of a relatively small number of shares could result in significant price fluctuations and it may be difficult for holders to sell their shares without depressing the market price for our common stock.

Additionally, the market price of our common stock may continue to fluctuate significantly in response to a number of factors, some of which are beyond our control, including the following:
- General economic conditions affecting the availability of long-term or short-term credit facilities, the purchasing and payment patterns of our customers, or the requirements imposed by our suppliers;
- Economic conditions in our industry and in the industries of our customers and suppliers;
- Changes in financial estimates or investment recommendations by securities analysts relating to our common stock;
- Market reaction to our reported financial results;
- Loss of a major customer;
- Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and
- Changes in key personnel.

Our officers, directors and 10% or greater stockholders have significant voting power and may vote their shares in a manner that is not in the best interest of other stockholders.

Our officers, directors and 10% or greater stockholders control approximately 36.7% of the voting power represented by our outstanding shares of common stock as of March 16, 2026.

If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our stockholders.

As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.

Currently, we are a "smaller reporting company," meaning that our outstanding common stock held by non-affiliates had a market value of less than $250 million as of June 30, 2025. As a "smaller reporting company," we are able to provide simplified executive compensation disclosures in our filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in our SEC filings, including, being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

Risks Related to the Separation

We may be unable to achieve some or all of the expected benefits of the Separation, and the Separation may adversely affect our business.

Although we believe that separating MtronPTI into a stand-alone, publicly traded company has provided financial, operational and other benefits to us and our stockholders, we cannot provide assurance that we will achieve the full strategic and financial benefits expected from the Separation. If we do not realize the intended benefits of the Separation, we could suffer a material adverse effect on our business, financial conditions, results of operations and cash flows.

The Separation could result in substantial tax liability to us and our stockholders.

We received an opinion of a tax expert to the effect that, for U.S. federal income tax purposes, the Separation qualifies for tax-free treatment under certain sections of the Internal Revenue Code of 1986, as amended (the "Code"). However, the opinion relies on certain assumptions, representations and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such assumptions, representations and undertakings were incorrect. Furthermore, the opinion is not binding on the Internal Revenue Service ("IRS") or the courts. If, notwithstanding receipt of the opinion, the Separation or certain related transactions are determined to be taxable, we would be subject to a substantial tax liability. In addition, if the Separation is taxable, each holder of our common stock who received shares of M-tron Industries, Inc. in connection with the Separation would generally be treated as receiving a taxable dividend in an amount equal to the fair value of the shares received.

Even if the Separation otherwise qualifies as a tax-free transaction, the distribution would be taxable to us (but not to our stockholders) in certain circumstances if future significant acquisitions of our stock or the stock of M-tron Industries, Inc. are determined to be part of a plan or series of related transactions that included the Separation. In this event, the resulting tax liability could be substantial. In connection with the Separation, we entered into a Tax Sharing and Indemnification Agreement with M-tron Industries, Inc., pursuant to which M-tron Industries, Inc. agreed to not enter into any transaction that could cause the Separation or any related transactions to be taxable to us without our consent and to indemnify us for any tax liability resulting from any such transaction. In addition, these potential tax liabilities may discourage, delay or prevent a change of control of us.

The distribution of MtronPTI common stock may not qualify for tax-free treatment.

There is a risk that the Distribution may not qualify for tax-free treatment and, accordingly, will be a taxable transaction to the Company's stockholders. While the Distribution is intended to be tax-free under Section 355 of the Code, and while we believe that the Company's stockholders should not recognize gain or loss as a result of the Distribution and that no amount should be included in their income as a result of the Distribution for U.S. federal income tax purposes, neither the Company nor MtronPTI has applied or will apply for a private letter ruling from the IRS with respect to the tax consequences of the Distribution. Accordingly, there can be no assurance that the IRS or another taxing authority will not assert that the Distribution is taxable to the Company, MtronPTI or the Company's stockholders. If the Distribution is determined to be taxable for U.S. federal income tax purposes, the receipt of MtronPTI common stock in the Separation is expected to be treated as a distribution of property in an amount equal to the fair market value of the stock received. We believe that a reasonable approach to determine the fair market value of the shares of MtronPTI common stock received would be to use the volume weighted average price of MtronPTI common stock on the first full trading day following the Distribution. In such circumstances, the Distribution of MtronPTI common stock in the Separation would be treated as ordinary dividend income to the extent considered paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of the Company's current year and accumulated earnings and profits will be treated as a non-taxable return of capital, which reduces basis, to the extent of the holder's basis in its shares of the Company's common stock, as applicable, and thereafter as capital gain. The amount of those earnings and profits is not determinable at this time because it will depend on the Company's income for the entire tax year in which the distribution occurs.

In connection with the Distribution, MtronPTI and LGL entered into a Tax Indemnity and Sharing Agreement pursuant to which MtronPTI and LGL will be responsible for certain liabilities and obligations following the Distribution. In general, under the terms of the tax matters agreement, if the Distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355I of the Code) if such failure were the result of actions taken after the Distribution by the LGL or MtronPTI, then the party responsible for such failure will be responsible for all taxes imposed on LGL to the extent such taxes result from such actions.

As a result of the Separation, certain of our directors and officers may have actual or potential conflicts of interest because of their positions or relationships with MtronPTI.

As a result of the Separation, Marc Gabelli serves as special advisor to the Chairman of the Board of Directors of MtronPTI and serves as Executive Chairman of the Board of Directors the Company. Such dual roles could create, or appear to create, potential conflicts of interest when the Company and MtronPTI's officers and directors face decisions that could have different implications for the two companies.

In addition, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between the Company and MtronPTI regarding the terms of the agreements governing the separation and the relationship thereafter between the companies.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity risk management is an integral part of our overall risk management efforts. The Company has chosen the National Institute of Standards ("NIST") for its base framework. Controls in the NIST SP 800-53 catalog have been tailored based on inheritance from MtronPTI controls, internally determined information technology ("IT") general controls and industry best practices to create a balanced approach to protecting the confidentiality, integrity, and availability of our systems. We also seek to mitigate risk and manage any residual financial risk through a robust cyber insurance policy.

The Board of Directors has ultimate oversight of the Company's risk management. Pursuant to its charter, the Audit Committee of the Board of Directors has primary responsibility for the oversight of cybersecurity and information technology risks, and the Company's preparedness for these risks. The Audit Committee receives regular updates from our senior management and MtronPTI personnel (pursuant to the Transitional Administrative and Management Services Agreement between us and MtronPTI) on cybersecurity risk. The Company's cybersecurity incident response is overseen by MtronPTI's Director of IT, who is a member of MtronPTI's enterprise management team and also reports to the LGL Group CEO for all matters concerning LGL Group cybersecurity.

The Company performs risk assessments and reviews information on relevant internal and industry cybersecurity incidents. The Audit Committee is notified of any incidents which could materially affect us. These regular updates include topics related to cybersecurity practices, cyber risks, mitigation strategies, and other cybersecurity developments. Significant findings related to cybersecurity, data and technology risks or incidents are regularly reported to and discussed at the Board level.

MtronPTI's IT team operates an ISO 27001 certified Information Security Management System. MtronPTI's IT participates in several industry information sharing groups, including the Defense Industrial Base Cybersecurity Program and The Society of Industrial Security Professionals and has also fostered local contacts with the Federal Bureau of Investigations ("FBI") and local industry peers. The IT team monitors industry news daily and response to threat feeds from multiple sources. To further its cybersecurity efforts, MtronPTI partners with several external entities including:
- A commercial threat feed integrated with its perimeter security devices in partnership with the Defense Cyber Crime Center;
- A commercial Domain Name System ("DNS") security service integrated with perimeter security devices; and
- A commercial email threat detection service including detonation chamber services.

All LGL Group users with both email and enterprise resource planning ("ERP") system access are provided quarterly and annual cyber security training and participate in bi-weekly phishing tests to maintain continuous awareness of threats. Access to the Company's ERP system is limited by a second layer of access approval and authorization.

Based on the information available as of the date of this Annual Report on Form 10-K, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, financial condition or results of operations. However, despite our security measures, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we will not experience a cybersecurity incident in the future that will materially affect us. Additional information on cybersecurity-related risk is discussed under the heading "*Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships, all of which could negatively impact our financial results.*" in Part I, Item 1A. of this Annual Report on Form 10-K.

Item 2.   Properties

The Company's principal executive offices are located in Orlando, Florida and services are provided to LGL Group by MtronPTI staff under the Amended and Restated Transitional Administrative and Management Services Agreement with MtronPTI. PTF's operations, which comprise our Electronic Instruments segment, are located in Wakefield, Massachusetts, where PTF leases approximately 3,600 square feet of office and manufacturing space. We are of the opinion that the properties are suitable for our respective businesses and have production capacities adequate to meet the current needs of our businesses.

Item 3.   Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5.   Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Unless otherwise stated, all dollar amounts are in thousands.

Market for Common Equity

Our common stock is traded on the NYSE American under the symbol "LGL."

Holders of Common Stock and Warrants

As of March 16, 2026, we had approximately 1,300 holders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes holders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

Recent Sales of Unregistered Securities

The Company did not sell any equity securities during the year ended December 31, 2025 that were not registered under the Securities Act.

Purchases of Equity Securities by the Issuer or Affiliated Purchaser

The following table sets forth information with respective to shares of common equity purchased by the Company during the three months ended December 31, 2025:

	Total Number of Shares Purchased (1)	Weighted Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program (1)	Maximum Number (or Approximate Dollar Value) of Shares that May Yet to be Purchased Under the Plan or Programs
October 1, 2025 - October 31, 2025	—	$ —	—	406,953
November 1, 2025 - November 30, 2025	—	—	—	406,953
December 1, 2025 - December 31, 2025	—	—	—	406,953
Total	—		—	

(1) On August 29, 2011, our Board increased the total number of shares authorized for repurchase under the Company's existing share repurchase program to 797,491 shares, of which 540,000 shares were available to be repurchased, at such times, amounts and prices as the Company shall deem appropriate. Subject to certain safe harbor rules, the timing, amounts, and manner in which the Company can repurchase shares is tied to prevailing trading volumes and other limitations, which includes a general limitation to 25% of the average daily trading volume based on the most recent prior four weeks. The share repurchase program has no time limits and may be suspended or discontinued at any time by our Board. As of December 31, 2025, the Company has repurchased a total of 133,047 shares of common stock under this program at a cost of $946, which shares are currently held in treasury.

Cash Dividend Policy

Our Board has adhered to a practice of not paying cash dividends. This policy takes into account our long-term growth objectives, including our anticipated investments for organic growth, potential technology acquisitions or other strategic ventures and stockholders' desire for capital appreciation of their holdings. No cash dividends have been paid to our stockholders since January 30, 1989, and none are expected to be paid for the foreseeable future.

Warrants

On November 16, 2020, the Company issued 5,258,320 "European-style" warrants (the "Warrants") to holders of record of outstanding shares of the Company's common stock as of November 9, 2020. The Warrants were listed on the NYSE American and traded under the symbol "LGL.WS." Five (5) Warrants entitled their holder to purchase one (1) share of LGL Group common stock at an exercise price of $12.50 and were exercisable at the earlier (i) the expiration of the warrant term, which is November 16, 2025, or (ii) subject to a date acceleration if triggered only after the average volume weighted average price ("VWAP") of LGL Group common stock for 30 consecutive trading days is greater than or equal to $17.50. The Warrants also provide for the adjustment of the exercise price and the trigger price for potential acceleration of the exercise date, upon the occurrence of certain dilutive events.

Pursuant to the warrant agreement, the Distribution was a qualifying dilutive event that required an adjustment to the exercise price and the trigger price for potential acceleration of the exercise date. Effective October 18, 2022, the warrant exercise price was adjusted to $4.75 and the target trigger price for potential acceleration of the exercise date was adjusted to $6.65 ("Adjusted Trigger Price").

On March 4, 2025, the average VWAP of LGL Group Common Stock exceeded the Adjusted Trigger Price for 30 consecutive trading days, which resulted in the Warrants becoming immediately exercisable.

As of December 31, 2025, Warrant holders exercised 4,186,010, or 79.6%, of the Warrants, in a net share settlement of 837,202 shares of common stock. The remaining 1,072,310 Warrants expired unexercised in accordance with their terms. On January 22, 2026, the Company distributed 214,462 shares of common stock to Warrant holders who elected to participate in the over-subscription privilege. The gross proceeds to the Company were $5.0 million, of which $3.6 million was receivable as of December 31, 2025. As of December 31, 2025, no Warrants remained outstanding.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our audited consolidated financial statements and the accompanying notes. This discussion contains forward-looking statements, including statements regarding our expected financial position, business and financing plans. These statements involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Report, particularly under the headings "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors."

Unless otherwise stated, all dollar amounts are in thousands.

Overview

The Company is a holding company engaged in services, merchant investment and manufacturing business activities. The Company, through its manufacturing business subsidiary, is engaged in the designing, manufacturing and marketing of high-performance Frequency and Time Reference Standards that form the basis for timing and synchronization in various applications. The Company's primary markets are communications, networking, aerospace, defense, instrumentation and industrial markets.

The accompanying consolidated financial statements include the accounts of The LGL Group, Inc., its majority-owned subsidiaries, and variable interest entities ("VIEs") of which we are the primary beneficiary.

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 31, 2025, which is available free of charge on the SEC's website at https://www.sec.gov and on our website at www.lglgroup.com.

Trends and Uncertainties

We are not aware of any material trends or uncertainties, other than the global economic conditions affecting our industry generally, that may reasonably be expected to have a material impact, favorable or unfavorable, on our revenues or income other than those discussed below and listed in Part I, Item 1A, Risk Factors, of this Report .

Changing Interest Rates

The U.S. Federal Reserve decreased the federal funds rate a total of three times throughout 2025, resulting in a range from 3.50% to 3.75% as of December 31, 2025. Through the date of filing of this Report, the U.S. Federal Reserve has maintained the federal funds rate between 3.50% to 3.75%. If interest rates continue to decline, the returns generated by our investments in U.S. Treasuries could be adversely impacted.

Tariffs

U.S. trade policy, including the imposition, modification, or removal of tariffs remains subject to change due to legislative, regulatory, and judicial developments. Changes in tariff regimes or trade restrictions may increase the cost of imported components, raw materials, or finished goods. If such cost increases occur and exceed our ability to offset them through pricing actions, cost reduction, or supply chain adjustments, our margins and results of operations could be adversely affected. We may seek to adjust prices charged to customers; however, there can be no assurance that such adjustments would be successful.

Results of Operations - Consolidated

The following table presents our Consolidated Statements of Operations for the periods indicated:

(in thousands, except share data)		Year Ended December 31, 2025		2024		$ Change	% Change
Revenues:							
Net sales	$	2,453	$	2,226	$	227	10.2%
Net investment income		1,697		2,071		(374)	(18.1%)
Net gains (losses)		19		(5)		24	480.0%
Total revenues		**4,169**		**4,292**		**(123)**	**(2.9%)**
Expenses:							
Manufacturing cost of sales		1,155		1,047		108	10.3%
Engineering, selling and administrative		2,765		2,546		219	8.6%
Total expenses		**3,920**		**3,593**		**327**	**9.1%**
Income before income taxes		**249**		**699**		**(450)**	**(64.4%)**
Income tax (benefit) expense		(506)		177		(683)	(385.9%)
Net income		**755**		**522**		**233**	**44.6%**
Less: Net income attributable to non-controlling interests		67		90		(23)	(25.6%)
Net income attributable to LGL Group common stockholders	$	**688**	$	**432**	$	**256**	**59.3%**

2025 Compared to 2024

Total Revenues

Total revenues decreased $123, or 2.9%, from $4,292 in 2024 to $4,169 in 2025. The overall decrease was primarily driven by a $374, or 18.1%, decrease in Net investment income from $2,071 in 2024 to $1,697 in 2025 reflecting lower yields earned on our investments in United States Treasury money market funds within the Merchant Investment and Corporate segments.

The decrease was partially offset by a $227, or 10.2%, increase in Net sales from $2,226 in 2024 to $2,453 in 2025 primarily due to higher product shipments within the Electronic Instruments segment.

Total Expenses

Total expenses increased $327, or 9.1%, from $3,593 in 2024 to $3,920 in 2025. The following items contributed to the overall increase:
- a $108, or 10.3%, increase in Manufacturing cost of sales from $1,047 in 2024 to $1,155 in 2025 consistent with the increase in Net sales; and
- a $219, or 8.6%, increase in Engineering, selling and administrative from $2,546 in 2024 to $2,765 in 2025 primarily due to higher salaries, wages, and benefits as well as higher professional service fees.

Gross Margin

Gross margin (Net sales less Manufacturing cost of sales as a percentage of Net sales) decreased 10 basis points from 53.0% in 2024 to 52.9% in 2025 primarily due to the slight increase in Manufacturing cost of sales.

Backlog

As of December 31, 2025, our order backlog was $625, an increase of $289, compared to $336 as of December 31, 2024 primarily due to the timing and size of orders. The backlog of unfilled orders includes amounts based on purchase orders, which we have determined are firm orders likely to be fulfilled primarily in the next 12 months.

Order backlog is adjusted quarterly to reflect project cancellations, deferrals, revised project scope and cost, and sales of subsidiaries, if any. We expect to fill a substantial portion of our order backlog as of December 31, 2025 in 2026, but cannot provide assurances as to what portion of the order backlog will be fulfilled in a given year.

Income Tax Expense

Income tax expense decreased $683, or 385.9%, from $177 in 2024 to ($506) in 2025 primarily due to the reversal of a previously recorded uncertain tax position as the related tax matter is no longer subject to examination by the relevant taxing authority.

Net Income Attributable to Non-Controlling Interests

Net income attributable to non-controlling interests decreased $23 from $90 in 2024 to $67 in 2025 primarily due to lower income from LGL Systems.

Results of Operations - Operating Segments

Electronic Instruments

The following table presents income before income taxes of our Electronic Instruments segment for the periods indicated:

		Year Ended December 31,		
(in thousands)		**2025**		**2024**
Revenues:				
Net sales	$	2,453	$	2,226
Total revenues		**2,453**		**2,226**
Expenses:				
Manufacturing cost of sales		1,155		1,047
Engineering, selling and administrative		1,002		936
Total expenses		**2,157**		**1,983**
Income before income taxes	$	**296**	$	**243**

2025 Compared to 2024

Income Before Income Taxes

Income before income taxes increased $53, or 21.8%, from $243 in 2024 to $296 in 2025. The increase was primarily driven by a $227, or 10.2%, increase in Net sales from $2,226 in 2024 to $2,453 in 2025 primarily due to additional contracts won in 2024.

The increase was partially offset by:

- a $108, or 10.3%, increase in Manufacturing cost of sales from $1,047 in 2024 to $1,155 in 2025 consistent with the increase in Net sales; and
- a $66, or 7.1%, increase in Engineering, selling and administrative from $936 in 2024 to $1,002 in 2025 primarily due to higher salaries and benefits.

Merchant Investment

The following table presents income before income taxes of our Merchant Investment segment for the periods indicated:

		Year Ended December 31,		
(in thousands)		**2025**		**2024**
Revenues:				
Net investment income	$	1,042	$	1,228
Total revenues		**1,042**		**1,228**
Expenses:				
Engineering, selling and administrative		477		381
Total expenses		**477**		**381**
Income before income taxes	$	**565**	$	**847**

2025 Compared to 2024

Income Before Income Taxes

Income before income taxes decreased $282 from $847 in 2024 to $565 in 2025 primarily due to:

- a $188, or 22.3%, decrease in Net investment income from $1,228 in 2024 to $1,042 in 2025 reflecting lower yields earned on investments in United States Treasury money market funds; and
- a $96, or 25.2%, increase in Engineering, selling and administrative due to higher corporate-level expenses allocated to the Merchant Investment segment.

Corporate

The following table presents income before incomes taxes of the Corporate segment for the periods indicated:

		Year Ended December 31,		
(in thousands)		**2025**		**2024**
Revenues:				
Net investment income	$	655	$	843
Net gains (losses)		19		(5)
Total revenues		**674**		**838**
Expenses:				
Engineering, selling and administrative		1,286		1,229
Total expenses		**1,286**		**1,229**
Loss before income taxes	$	**(612)**	$	**(391)**

2025 Compared to 2024

Loss Before Income Taxes

Loss before income taxes increased $221, or 56.5%, from $391 in 2024 to $612 in 2025 primarily due to:
- a $188, or 22.3%, decrease in Net investment income from $843 in 2024 to $655 in 2025 reflecting lower yields earned on investments in United States Treasury money market funds; and
- a $57, or 4.6%, increase in Engineering, selling and administrative from $1,229 in 2024 to $1,286 in 2025 driven by higher professional services fees.

Liquidity and Capital Resources

Overview

Liquidity refers to our ability to access sufficient sources of cash to meet the requirements of our operating, investing and financing activities.

Capital refers to our long-term financial resources available to support business operations and future growth.

Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows, general economic conditions and access to the capital markets and the other sources of liquidity and capital described herein.

As of December 31, 2025 and 2024, Cash and cash equivalents were $41,514 and $41,585, respectively.

Cash Flow Activity

The following table presents the cash flow activity for the periods indicated:

		As of December 31,		
(in thousands)		**2025**		**2024**
Cash and cash equivalents, beginning of year	$	**41,585**	$	**40,711**
Cash provided by operating activities		70		874
Cash (used in) provided by financing activities		(141)		—
Net change in cash and cash equivalents		(71)		874
Cash and cash equivalents, end of year	$	**41,514**	$	**41,585**

Operating Activities

Cash provided by operating activities was $70 in 2025 compared to $874 in 2024, a decrease of $804 primarily due to the following:
- Net income increased $233 from $522 in 2024 to $755 in 2025;
- Lower non-cash adjustments, including:
  - Stock-based compensation, which increased $25 from $36 in 2024 to $61 in 2025;
  - Net gains (losses) increased $24 from ($5) in 2024 to $19 in 2025 related to mark-to-market movements on Marketable securities;
  - Deferred income tax provision, which decreased $87 from $56 in 2024 to ($31) in 2025;
- Working capital movements, including:
  - Accounts receivable, which increased $79 in 2025 compared to $137 in 2024, consistent with the overall increase in Net sales;
  - Prepaid expenses and other assets, which increased $25 in 2025 compared to $7 in 2024, reflecting an increase in income tax receivable; and
  - Accounts payable, accrued compensation, other accrued expenses, and other liabilities, which decreased $633 in 2025 compared to an increase of $441 in 2024, reflecting the reversal of a previously recorded uncertain tax position as the related tax matter is no longer subject to examination by the relevant taxing authority.

Our working capital metrics and ratios were as follows:

(in thousands)	As of December 31,			
	2025		2024	
Current assets	$	46,324	$	42,642
Less: Current liabilities		915		904
Working capital	$	**45,409**	$	**41,738**
Current ratio		50.6		47.2

Management continues to focus on efficiently managing working capital requirements to match operating activity levels and will seek to deploy the Company's working capital where it will generate the greatest returns.

Financing Activities

Cash used in financing activities was $141 in 2025 compared to $0 in 2024, a decrease of $141 primarily due to the repurchase of common stock partially offset by the net proceeds from the exercise of warrants.

Capital Resources

We believe that existing cash and cash equivalents, marketable securities and cash generated from operations will provide sufficient liquidity to meet our ongoing working capital and capital expenditure requirements for the next 12 months and for the foreseeable future. The Company's management continues to strive for profitability both internally and through acquisition.

Our Board has adhered to a practice of not paying cash dividends. This policy takes into account our long-term growth objectives, including our anticipated investments for organic growth, potential acquisitions or other strategic ventures and stockholders' desire for capital appreciation of their holdings. No cash dividends have been paid to the Company's stockholders since January 30, 1989, and none are expected to be paid for the foreseeable future.

Contractual Obligations

The following table summarizes contractual obligations in total, and by remaining maturity:

(in thousands)	Total Payments		Payments due by Period							
			2026		2027		2028		2029	
Leases	$	304	$	76	$	76	$	76	$	76
Total	$	**304**	$	**76**	$	**76**	$	**76**	$	**76**

Leases

Leases relate to our Electronic Instruments business and represent the future minimum lease payments under our operating leases. We believe that the Electronic Instruments business maintain adequate financial resources to meet the actual required payments under these obligations.

Completion of Spin-Off of MtronPTI from LGL Group

On October 7, 2022 (the "Distribution Date"), at 12:01 a.m. Eastern Time, the spin-off of MtronPTI was completed (the "Spin-off" or the "Separation"). The Separation of MtronPTI was achieved through LGL's distribution of 100% of the shares of MtronPTI common stock to holders of LGL common stock as of the close of business on the record date of September 30, 2022. LGL stockholders of record received one-half share of MtronPTI common stock for every share of LGL common stock. Following the Distribution, MtronPTI became an independent, publicly traded company with its common stock listed under the symbol "MPTI" on the NYSE American, and LGL retained no ownership interest in MtronPTI.

In connection with the Separation, MtronPTI entered into several agreements with LGL that, among other things, effect the Separation and provide a framework for its relationship with LGL after the Separation, including (i) an Amended and Restated Separation and Distribution Agreement which provides for, among other things, the mechanics for effecting the Distribution as well as certain ongoing responsibilities of MtronPTI and LGL subsequent to the Distribution, (ii) an Amended and Restated Transitional Administrative and Management Services Agreement with MtronPTI, which, among other things, specifies that LGL will provide MtronPTI, and MtronPTI will provide LGL, with certain administrative and management services, and (iii) an Amended and Restated Tax Indemnity and Sharing Agreement, which, among other things, contains certain agreements and covenants related to tax matters involving LGL and MtronPTI and covers time periods before and after the Distribution. For more information regarding the agreements entered into in connection with the Distribution, please refer to MtronPTI's registration statement on Form 10, as amended, and filed on August 19, 2022 with the SEC, and the Information Statement contained therein.

The foregoing description of the Amended and Restated Separation and Distribution Agreement, Amended and Restated Transitional Administrative and Management Services Agreement, and Amended and Restated Tax Indemnity and Sharing Agreement does not purport to be complete and is qualified in its entirety. Please see the full text of the Agreements, filed as Exhibits 2.1, 10.3, and 10.4, respectively, to this Report on Form 10-K.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are more fully described Note 2 – Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements. Certain accounting policies require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, and the effects of revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting policies described below are those that most frequently require us to make estimates and judgments and, therefore, are critical to understanding our results of operations.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"), which requires an asset and liability approach for the financial accounting and reporting of income taxes. Under this method, deferred income taxes are recognized for the expected future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These balances are measured using the enacted tax rates expected to apply in the year(s) in which these temporary differences are expected to reverse. The effect of a change in tax rates on deferred income taxes is recognized in income in the period when the change is enacted.

Based on consideration of all available evidence regarding their utilization, we record net deferred tax assets to the extent that it is more likely than not that they will be realized. Where, based on the weight of all available evidence, it is more likely than not that some amount of a deferred tax asset will not be realized, we establish a valuation allowance for the amount that, in our judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. In reaching such conclusions, we consider available positive and negative evidence including past operating results, projections of future taxable income, the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Our projections of future taxable income include estimates and assumptions regarding our income and costs, as well as the timing and amount of reversals of taxable temporary differences.

The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Variable Interest Entities

In accordance with the provisions of the FASB ASC Topic 810, *Consolidation* ("ASC 810"), we evaluate entities for which control is achieved through means other than voting rights to determine if we are the primary beneficiary of a variable interest entity ("VIE"). An entity is a VIE if it has any of the following characteristics: (1) the entity has insufficient equity to permit it to finance its activities without additional subordinated financial support; (2) equity holders, as a group, lack the characteristics of a controlling financial interest; or (3) the entity is structured with non-substantive voting rights. The primary beneficiary of a VIE is generally the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We consolidate our investment in a VIE when we determine that we are the primary beneficiary of such entity.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to, which activities most significantly impact the VIE's economic performance and which party controls such activities and the significance of our investment and other means of participation in the VIE's expected profits/losses. Significant judgments related to these determinations include estimates about the current and future fair values and performance of assets held by these VIEs and general market conditions.

We may change our original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affect the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary. We perform this analysis on an ongoing basis.

Recently Issued Accounting Pronouncements

For additional information on recently issued accounting pronouncements, refer to Note 2 - Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company," we are not required to provide the information required by this Item.

Item 8.   Financial Statements and Supplementary Data

See the financial statements included at the end of this Report beginning on page 32.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Executive Vice President - Business Development, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation was conducted under the supervision and with the participation of our management, including our Chief Executive Officer and Executive Vice President - Business Development, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. Based on this evaluation, LGL Group's Chief Executive Officer and Executive Vice President - Business Development concluded that our disclosure controls and procedures, as of December 31, 2025, were effective.

Management's Annual Report on Internal Control Over Financial Reporting

LGL Group management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. LGL Group's internal control over financial reporting is a process, under the supervision of the Chief Executive Officer and Executive Vice President - Business Development, and with the participation of our management designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of LGL Group's financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of the Company that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and Executive Vice President - Business Development, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on the results of our evaluation, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

Insider Trading Arrangements

During the three months ended December 31, 2025, none of the Company's directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   **Directors, Executive Officers and Corporate Governance**

The information required by this Item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2025 and delivered to stockholders in connection with our 2026 Annual Meeting of Stockholders.

Item 11.   **Executive Compensation**

The information required by this Item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2025 and delivered to stockholders in connection with our 2026 Annual Meeting of Stockholders.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this Item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2025 and delivered to stockholders in connection with our 2026 Annual Meeting of Stockholders.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this Item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2025 and delivered to stockholders in connection with our 2026 Annual Meeting of Stockholders.

Item 14.   **Principal Accountant Fees and Services**

The information required by this Item is incorporated herein by reference to our definitive proxy statement to be filed within 120 days of December 31, 2025 and delivered to stockholders in connection with our 2026 Annual Meeting of Stockholders.

PART IV

Item 15.   Exhibits and Financial Statement Schedules

(a)   List of documents filed as part of this report:

1.   Financial Statements:

2.   Financial Statement Schedules:

None.

3.   Exhibit Index

The following is a list of exhibits filed as part of this Form 10-K:

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession.					
2.1	Amended and Restated Separation and Distribution Agreement by and between The LGL Group, Inc. and M-tron Industries, Inc.	8-K	001-00106	10.1	August 24, 2022	
3.	Articles of Incorporation and Bylaws.					
3.1	Certificate of Incorporation of The LGL Group, Inc.	8-K	001-00106	3.1	August 31, 2007	
3.2	The LGL Group, Inc. By-Laws.	8-K	001-00106	3.2	August 31, 2007	
3.3	The LGL Group, Inc. Amendment No. 1 to By-Laws.	8-K	001-00106	3.1	June 17, 2014	
3.4	The LGL Group, Inc. Amendment No. 2 to By-Laws.	8-K	001-00106	3.4	February 21, 2020	
3.5	The LGL Group, Inc. Amendment No. 3 to By-Laws.	8-K	001-00106	3.1	February 26, 2020	
3.6	The LGL Group, Inc. Certificate of Amendment to Certificate of Incorporation.	8-K	001-00106	3.1	January 4, 2022	
4.	Instruments Defining the Rights of Security Holders.					
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.	10-K	001-00106	4.4	March 28, 2022	

Exhibit No.	Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.	Material Contracts.					
10.1	The LGL Group, Inc. 2021 Incentive Plan. +	DEF 14A	001-00106	Annex A	December 6, 2021	
10.1a	Form of Stock Option Agreement under The LGL Group, Inc. 2021 Incentive Plan. +	10-K	001-00106	10.1a	April 1, 2024	
10.1b	Form of Restricted Stock Agreement under The LGL Group, Inc. 2021 Incentive Plan. +	10-K	001-00106	10.1b	April 1, 2024	
10.2	Form of Indemnification Agreement by and between The LGL Group, Inc. and its executive officers and directors. +	10-K	001-00106	10.9	March 24, 2011	
10.3	Amended and Restated Transitional Administrative and Management Services Agreement, dated as of August 19, 2022, by and between The LGL Group, Inc. and M-tron Industries, Inc.	8-K	001-00106	10.2	August 24, 2022	
10.4	Amended and Restated Tax Indemnity and Sharing Agreement, dated as of August 19, 2022, by and between The LGL Group, Inc. and M-tron Industries, Inc.	8-K	001-00106	10.3	August 24, 2022	
19.1	The LGL Group, Inc. Insider Trading Policy.	10-K	001-00106	19.1	April 1, 2024	
21.1	Subsidiaries of The LGL Group, Inc.					X
23.1	Consent of Independent Registered Public Accounting Firm – PKF O'Connor Davies, LLP.					X
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*					X
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation. +	10-K	001-00106	97.1	April 1, 2024	
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X

* Furnished herewith. In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

+ Indicates management or compensatory plan.

(1) Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementary copies of any of the omitted schedules or similar attachments upon request by the SEC or its staff.

The exhibits listed above have been filed separately with the SEC in conjunction with this Annual Report on Form 10-K or have been incorporated by reference into this Annual Report on Form 10-K. Upon request, the Company will furnish to each of its stockholders a copy of any such exhibit. Requests should be addressed to the Corporate Secretary, The LGL Group, Inc., 2525 Shader Road, Orlando, Florida 32804.

Item 16.   Form 10-K Summary

None.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LGL GROUP, INC.

March 30, 2026

By: /s/ Jason D. Lamb
JASON D. LAMB
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	CAPACITY	DATE
/s/ Jason D. Lamb JASON D. LAMB	Chief Executive Officer (Principal Executive Officer)	March 30, 2026
/s/ Patrick Huvane PATRICK HUVANE	Executive Vice President - Business Development (Principal Financial Officer)	March 30, 2026
/s/ Linda M. Biles LINDA M. BILES	Vice President - Controller (Principal Accounting Officer)	March 30, 2026
/s/ Marc Gabelli MARC GABELLI	Executive Chairman of the Board	March 30, 2026
/s/ Kaan Aslansan KAAN ASLANSAN	Director	March 30, 2026
/s/ Darlene DeRemer DARLENE DEREMER	Director	March 30, 2026
/s/ Herve Francois HERVE FRANCOIS	Director	March 30, 2026
/s/ Manjit Kalha MANJIT KALHA	Director	March 30, 2026
/s/ Colin J. Kilrain COLIN J. KILRAIN	Director	March 30, 2026

The LGL Group, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of The LGL Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The LGL Group, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there were no critical audit matters.

/s/ PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2023.

New York, New York
March 30, 2026

PCAOB ID No. 127

The LGL Group, Inc.
Consolidated Balance Sheets

(in thousands, except share data)	December 31, 2025		December 31, 2024	
Assets:				
Current assets:				
Cash and cash equivalents	$	41,514	$	41,585
Marketable securities		36		17
Accounts receivable, net of allowance of $52 and $52, respectively		572		493
Inventories, net		297		267
Prepaid expenses and other current assets		255		280
Warrant proceeds receivable		3,650		—
Total current assets		46,324		42,642
Right-of-use lease asset		247		308
Intangible assets, net		15		36
Deferred income tax asset, net		190		159
Total assets	$	**46,776**	$	**43,145**
Liabilities:				
Current liabilities:				
Accounts payable	$	366	$	333
Accrued compensation and commissions expense		250		291
Income taxes payable		45		79
Other accrued expenses and liabilities		254		201
Total current liabilities		915		904
Other liabilities		296		1,001
Total liabilities		**1,211**		**1,905**
Contingencies (Note 14)				
Stockholders' equity:				
Common stock ($0.01 par value; 30,000,000 shares authorized; 6,307,997 shares issued and 6,174,950 shares outstanding as of 2025; 5,454,639 shares issued and 5,373,055 shares outstanding as of 2024)		61		53
Treasury stock, at cost (133,047 and 81,584 shares as of 2025 and 2024, respectively)		(946)		(580)
Additional paid-in capital		50,313		46,385
Accumulated deficit		(5,940)		(6,628)
Total LGL Group stockholders' equity		**43,488**		**39,230**
Non-controlling interests		2,077		2,010
Total stockholders' equity		**45,565**		**41,240**
Total liabilities and stockholders' equity	$	**46,776**	$	**43,145**

See accompanying Notes to the Consolidated Financial Statements.

The LGL Group, Inc.
Consolidated Statements of Operations

(in thousands, except share data)		Year Ended December 31,		
		2025		**2024**
Revenues:				
Net sales	$	2,453	$	2,226
Net investment income		1,697		2,071
Net gains (losses)		19		(5)
Total revenues		**4,169**		**4,292**
Expenses:				
Manufacturing cost of sales		1,155		1,047
Engineering, selling and administrative		2,765		2,546
Total expenses		**3,920**		**3,593**
Income before income taxes		**249**		**699**
Income tax (benefit) expense		(506)		177
Net income		**755**		**522**
Less: Net income attributable to non-controlling interests		67		90
Net income attributable to LGL Group common stockholders	$	**688**	$	**432**
Income per common share attributable to LGL Group common stockholders:				
Basic	$	0.13	$	0.08
Diluted	$	0.11	$	0.08
Weighted average shares outstanding:				
Basic		5,404,463		5,352,937
Diluted		6,406,016		5,553,823

See accompanying Notes to the Consolidated Financial Statements.

The LGL Group, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands, except share data)	Common Stock		Treasury Stock		Additional Paid-In Capital		Retained Earnings (Accumulated Deficit)		Total LGL Group Stockholders' Equity		Non-Controlling Interests		Total Equity	
Balance, December 31, 2023	$	53	$	(580)	$	46,349	$	(7,060)	$	38,762	$	1,920	$	40,682
Net income attributable to LGL Group or non-controlling interests		—		—		—		432		432		90		522
Stock-based compensation		—		—		36		—		36		—		36
Exercise of warrants, net of costs		—		—		—		—		—		—		—
Repurchases of common stock		—		—		—		—		—		—		—
Balance, December 31, 2024		53		(580)		46,385		(6,628)		39,230		2,010		41,240
Net income attributable to LGL Group or non-controlling interests		—		—		—		688		688		67		755
Stock-based compensation		—		—		61		—		61		—		61
Exercise of warrants, net of costs		8		—		3,867		—		3,875		—		3,875
Repurchases of common stock		—		(366)		—		—		(366)		—		(366)
Balance, December 31, 2025	$	61	$	(946)	$	50,313	$	(5,940)	$	43,488	$	2,077	$	45,565

See accompanying Notes to the Consolidated Financial Statements.

The LGL Group, Inc.
Consolidated Statements of Cash Flows [a]

(in thousands)		Year Ended December 31,		
		2025		**2024**
Cash flows from operating activities:				
Net income	$	755	$	522
Adjustments to reconcile net income to net cash provided by operating activities:				
Noncash revenues, expenses, gains and losses included in income:				
Amortization of finite-lived intangible assets		21		21
Stock-based compensation		61		36
Unrealized (gain) loss on marketable securities		(19)		5
Deferred income tax expense (benefit)		(31)		56
Changes in operating assets and liabilities:				
Increase in accounts receivable, net		(79)		(137)
Increase in inventories, net		(30)		(63)
Decrease (increase) in prepaid expenses and other current assets		25		(7)
(Decrease) increase in accounts payable, accrued compensation, income taxes and commissions and other		(633)		441
Total adjustments		(685)		352
Net cash provided by operating activities		**70**		**874**
Cash flows from financing activities:				
Proceeds from exercise of warrants, net of costs		225		—
Payment for repurchase of common stock		(366)		—
Net cash (used in) provided by financing activities		**(141)**		**—**
(Decrease) increase in cash and cash equivalents		(71)		874
Cash and cash equivalents at beginning of year		41,585		40,711
Cash and cash equivalents at end of year	$	**41,514**	$	**41,585**
Non-cash financing activity:				
Proceeds from exercise of warrants receivable at period end	$	3,650	$	—
Supplemental disclosure:				
Income taxes paid	$	162	$	76

See accompanying Notes to the Consolidated Financial Statements.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

1. Basis of Presentation

The LGL Group, Inc. is a holding company engaged in services, merchant investment, and manufacturing business activities. LGL Group was incorporated in 1928 under the laws of the State of Indiana and reincorporated under the laws of the State of Delaware in 2007. Unless the context indicates otherwise, the terms "LGL Group," "LGL," "we," "us," "our," or the "Company" mean The LGL Group, Inc. and its consolidated subsidiaries.

The Company's manufacturing business is operated through its subsidiary Precise Time and Frequency, LLC ("PTF"), which has operations in Wakefield, Massachusetts. PTF is engaged in the design of high-performance Frequency and Time Reference Standards that form the basis for timing and synchronization in various applications.

As part of our ongoing efforts developing our Merchant Investment segment, the Company took additional steps and solidified its role as the Managing Partner of a syndicated investment partnership. We have pursued opportunities for direct investing for control, direct investing as a minority with the ability to influence such as through board representation and direct investing to build an industry platform to acquire and build along an industry vertical.

The consolidated financial statements include the accounts of The LGL Group, Inc., its majority-owned subsidiaries, and variable interest entities ("VIEs") of which we are the primary beneficiary.

These consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Intercompany accounts and transactions have been eliminated in consolidation.

Spin-Off of M-tron Industries, Inc.

On October 7, 2022, the tax-free spin-off of the M-tron Industries, Inc. ("MtronPTI") business into an independent, publicly traded company was completed (the "Separation" or "Spin-Off") and MtronPTI became an independent, publicly traded company trading on the NYSE American under the stock symbol "MPTI."

The Separation was achieved through LGL Group's distribution (the "Distribution") of 100% of the shares of MtronPTI's common stock to holders of LGL's common stock as of the close of business on the record date of September 30, 2022. LGL Group's stockholders of record received one-half share of MtronPTI's common stock for every share of LGL Group's common stock. LGL Group retained no ownership interest in the MtronPTI business following the Separation. No gain or loss was recorded in connection with the Separation.

2. Summary of Significant Accounting Policies

Principles of Consolidation

In the normal course of business, the Company invests in or has transactions with limited membership entities or other entities. These entities are considered to be either VIEs or voting interest entities ("VOEs"). The consolidation guidance requires an assessment involving judgments and analysis to determine (a) whether an entity in which the Company holds a variable interest is a VIE and (b) whether the Company's involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests, would give it a controlling financial interest.

The Company consolidates entities in which it, directly or indirectly, is determined to have a controlling financial interest.

- *VIEs*: The Company consolidates VIEs for which it is the primary beneficiary. An entity is a VIE if its equity investors, as a group, lack the characteristics of a controlling financial interest or it does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other parties. The primary beneficiary (a) has the power to direct the activities of the entity that most significantly impact the entity's economic performance and (b) has the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the entity.
- *VOEs*: For entities determined not to be VIEs, the Company consolidates entities in which it holds greater than 50% of the voting interest.

The Company reviews its evaluation of whether an entity is a VIE as well as its consolidation conclusions quarterly to identify whether any reconsideration events have occurred. In June 2023, the Company determined it was the primary beneficiary of LGL Systems Acquisition Holding Company, LLC ("LGL Systems").

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

As of December 31, 2025, the Company has the following subsidiaries, including consolidated and unconsolidated VIEs:

Subsidiary Name	State or Country of Organization	LGL Group Investment
Precise Time and Frequency, LLC	Delaware	100.0%
P3 Logistic Solutions LLC	Delaware	100.0
Lynch Capital International, LLC	Delaware	100.0
LGL Systems Acquisition Holding Company, LLC [a]	Delaware	34.8
Lynch Systems Acquisition Holding Company, LLC	Delaware	100.0
LGL Systems Nevada Management Partners LLC [b]	Nevada	1.0

[a] Entity is a consolidated VIE

[b] Entity is an unconsolidated VIE

Refer to Note 6 - Variable Interest Entities for further information.

Equity Method Investments

When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the Company owns 20% to 50% of the entity's common stock or in-substance common stock. In applying the equity method, we record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of earnings or losses of the investee. We record dividends or other equity distributions as reductions in the carrying value of the investment.

Non-Controlling Interests

Non-controlling interests represent the interests of shareholders, other than the Company, in consolidated entities. Net income (loss) attributable to non-controlling interests represents such shareholders' interests in the earnings and loss of those entities, or the attribution of results from consolidated VIEs to which the Company is not economically entitled.

The portion of the equity interest in LGL Systems the Company does not own is reflected as a non-controlling interest in LGL Group's Consolidated Financial Statements.

Uses of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with no maturity or with a maturity of less than three months when purchased.

Marketable Securities

The Company accounts for equity securities under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 321, *Investments - Equity Securities* ("ASC 321"). Marketable equity securities are reported at fair value with the change in fair value from acquisition being recorded as gains and losses in the Consolidated Statements of Operations. Realized gains and losses are reported on securities sold during the period. Unrealized gains and losses include changes in fair value on securities held at the end of the period as well as the reversal of unrealized gains and losses at the time an investment is realized.

Realized and unrealized gains and losses on investments in Marketable securities are recorded in Net gains (losses) on the Consolidated Statement of Operations.

Refer to Note 4 – Investments for further information.

Accounts Receivable

Accounts receivable consists principally of amounts due from both domestic and foreign customers. Credit is extended based on an evaluation of the customer's financial condition and collateral is not required. Certain credit sales are made to industries that are subject to cyclical economic changes.

The Company maintains an allowance for credit losses for estimated uncollectible accounts receivable. Our reserves for estimated credit losses are based upon historical experience, specific customer collection issues, current conditions and reasonable and supportable forecasts that affect the collectability of the remaining cash flows over the contract terms of our receivables. Accounts are written off against the allowance account they are determined to no longer be collectible.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method.

The Company maintains a reserve for inventory based on estimated losses that result from inventory that becomes obsolete or for which the Company has excess inventory levels. In determining these estimates, the Company performs an analysis on current demand and usage for each inventory item over historical time periods. Based on that analysis, the Company reserves a percentage of the inventory amount within each time period based on historical demand and usage patterns of specific items in inventory.

Refer to Note 15 – Other Financial Statement Information for further information.

Machinery and Equipment, Net

Property, plant and equipment are recorded at cost less accumulated depreciation and include expenditures for major improvements. Maintenance and repairs are charged to operations as incurred. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets from 3 years to 10 years for other fixed assets. Property, plant and equipment are periodically reviewed for indicators of impairment. If any such indicators were noted, the Company would assess the appropriateness of the assets' carrying value and record any impairment at that time.

All property, plant and equipment was fully depreciated as of December 31, 2024.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range up to 10 years. The intangible assets consist of intellectual property.

The estimated aggregate amortization expense for intangible assets for each of the remaining years of the estimated useful life is as follows:

Year	Amount
2026	15
Total	$ **15**

Warranties

The Company offers a standard one-year warranty. The Company tests its products prior to shipment in order to ensure that they meet each customer's requirements based upon specifications received from each customer at the time its order is received and accepted. The Company's customers may request to return products for various reasons, including, but not limited to, the customers' belief that the products are not performing to specification. The Company's return policy states that it will accept product returns only with prior authorization and if the product does not meet customer specifications, in which case the product would be replaced or repaired. To accommodate the Company's customers, each request for return is reviewed; and if and when it is approved, a return materials authorization ("RMA") is issued to the customer.

Each month, the Company records a specific warranty reserve for approved RMAs covering products that have not yet been returned. The Company does not maintain a general warranty reserve because, historically, valid warranty returns resulting from a product not meeting specifications or being non-functional have been de minimis.

Revenue Recognition for Sales to Customers

The Company recognizes revenue from the sale of its products in accordance with the criteria in ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), which are:
    Step 1: Identify the contract(s) with a customer.
    Step 2: Identify the performance obligations in the contract.
    Step 3: Determine the transaction price.
    Step 4: Allocate the transaction price to the performance obligations in the contract.
    Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company meets these conditions upon the Company's satisfaction of the performance obligation, usually at the time of shipment to the customer, because control passes to the customer at that time. Our standard payment terms for customers are net due within 30 days, with a few exceptions, none regularly exceeding 60 days.

The Company provides disaggregated revenue details by geographic markets in Note 16 – Domestic and Foreign Revenues.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

The Company offers a limited right of return and/or authorized price protection provisions in its agreements with certain electronic component distributors who resell the Company's products to original equipment manufacturers or electronic manufacturing services companies. As a result, the Company estimates and records a reserve for future returns and other charges against revenue at the time of shipment consistent with the terms of sale. The reserve is estimated based on historical experience with each respective distributor. These reserves and charges are immaterial as the Company does not have a history of significant price protection adjustments or returns. The Company provides a standard assurance warranty that does not create a performance obligation.

Practical Expedients

The Company applies the following practical expedients:
- The Company applies the practical expedient for shipping and handling as fulfillment costs.
- The Company expenses sales commissions as sales and marketing expenses in the period they are incurred.

Shipping Costs

Amounts billed to customers related to shipping and handling are included in Net sales, and the Company's shipping and handling costs are included in Manufacturing cost of sales.

Stock-Based Compensation

The Company measures the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the requisite service period, typically the vesting period.

The Company estimates the fair value of stock options on the grant date using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. There is no expected dividend rate. Historical Company information was the basis for the expected volatility assumption as the Company believes that the historical volatility over the life of the option is indicative of expected volatility in the future. The risk-free interest rate is based on the U.S. Treasury zero-coupon rates with a remaining term equal to the expected term of the option. The Company records any forfeitures in the period that the shares are forfeited.

Restricted stock awards are measured at the fair value of the Company's common stock on the date of the grant and recognized over the respective service period.

Refer to Note 9 – Stock-Based Compensation for further information.

Earnings (Loss) Per Share

The Company computes earnings (loss) per share in accordance with ASC Topic 260, *Earnings Per Share* ("ASC 260"). Basic earnings (loss) per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share adjusts basic earnings (loss) per share for the effects of warrants, stock options and other potentially dilutive financial instruments using the treasury stock method, only in the periods in which the effects are dilutive. Under the treasury stock method, the Company utilizes the average market price to determine the amount of cash that would be available to repurchase shares if the common shares vested. The net incremental share count issued represents the potential dilutive or anti-dilutive securities.

Refer to Note 11 – Earnings per Common Share for further information.

Treasury Stock

All amounts paid to repurchase common stock are recorded as Treasury Stock on the Consolidated Balance Sheets. When Treasury Stock is retired and the purchase price is greater than par, an excess of purchase price over par is allocated between additional paid-in capital and retained earnings (deficit). Shares that are retired are determined on a FIFO basis.

Income Taxes

The Company's deferred income tax assets represent temporary differences between the financial statement carrying amount and the income tax basis of existing assets and liabilities that will result in deductible amounts in future years.

The Company periodically undertakes a review of its valuation allowance, and it evaluates all positive and negative factors that may affect whether it is more likely than not that the Company would realize its future tax benefits from its deferred tax balances. Pursuant to ASC Topic 740, *Income Taxes* ("ASC 740"), the Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

In the ordinary course of business, we are examined by various federal, state, and foreign tax authorities. We regularly assess the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of our provision for income taxes.

Refer to Note 8 – Income Taxes for further information.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Impairments of Long-Lived Assets

Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Long-lived assets are grouped with other assets to the lowest level to which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Management assesses the recoverability of the carrying cost of the assets based on a review of projected undiscounted cash flows. If an asset is held for sale, management reviews its estimated fair value less cost to sell. Fair value is determined using pertinent market information, including appraisals or broker's estimates, and/or projected discounted cash flows. In the event an impairment loss is identified, it is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset.

We performed an assessment to determine if there were any indicators of impairment quarterly, including as of December 31, 2025. We concluded that, while there were events and circumstances in the macro-environment that did impact us, we did not experience any entity-specific indicators of asset impairment and no triggering events occurred.

Financial Instruments

Cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses are carried at cost which approximates fair value due to the short-term maturity of these instruments.

Concentration Risks

In 2025, the Company's three largest customers accounted for $453, or 18.5%; $394, or 16.1%; and $253, or 10.3%, respectively, of the Company's Net sales. In 2024, the Company's three largest customers accounted for $310, or 13.9%; $261, or 11.7%; and $219, or 9.8%, respectively, of the Company's Net sales. For both the years ended December 31, 2025 and 2024, the revenues derived from these customers was included within the Electronic Instruments segment.

A significant portion of the Company's accounts receivable is concentrated with a relatively small number of customers. As of December 31, 2025, the Company's two largest customers accounted for approximately $219, or 35.1%, of accounts receivable. As of December 31, 2024, the Company's two largest customers accounted for approximately $229, or 42.0%, of accounts receivable. The Company carefully evaluates the creditworthiness of its customers in deciding to extend credit. As a result of these policies, the Company has experienced very low historical bad debt expense and believes the related risk to be minimal.

At various times throughout the year ended and as of December 31, 2025 and 2024, some deposits held at financial institutions were in excess of federally insured limits. The Company has not experienced any losses related to these balances.

Segment Information

The Company reports segment information in accordance with ASC Topic 280, *Segment Information* ("ASC 280"). ASC 280 requires companies to report financial and descriptive information for each identified operating segment based on management's internal organizational decision-making structure. During 2023, our chief operating decision makers modified their view of our businesses and how they allocate resources. As such, the Company has identified 2 reportable business segments: Electronic Instruments and Merchant Investment.

Refer to Note 3 – Segment Information for further information.

Accounting Standards Adopted

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*" ("ASU 2023-09"). The standard requires disaggregated information about a company's effective tax rate reconciliation as well as information on income taxes paid. The provisions of the standard are effective for public companies for fiscal years beginning after December 15, 2024, with early adoption permitted. This accounting standards update applies prospectively; however, retrospective application is permitted. The Company adopted ASU 2023-09 retrospectively during 2025. Refer to Note 8 - Income Taxes for further information.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Future Application of Accounting Standards

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, "*Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*" ("ASU 2024-03"). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently assessing the impact of this standard.

3. Segment Information

Chief Operating Decision Maker

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer.

Reportable Segments

The Company reports its results from operations consistent with the manner in which the CODM reviews the business to assess performance and allocate resources. As such, the Company reports its results in two reporting segments: Electronic Instruments and Merchant Investment. A brief description of each segment is below:

The Electronic Instruments segment includes all products manufactured and sold by PTF.

The Merchant Investment segment includes all activity produced by Lynch Capital International, LLC ("Lynch Capital").

The Company includes in Corporate the following corporate and business activities:
- corporate level assets and financial obligations such as cash and equivalents invested in highly liquid U.S. Treasury money market funds and other marketable securities;
- other items not allocated to or directly related to the Company's operating segments, including items such as deferred tax balances; and
- intercompany eliminations.

Measure of Segment Profit or Loss and Segment Assets

The accounting policies used in both the Electronic Instruments and Merchant Investment segments are the same as those described in Note 2 – Summary of Significant Accounting Policies.

The CODM assesses the performance of and decide how to allocate resources to each reporting segment based on Segment profit (loss), which is total revenues less Manufacturing cost of sales and Engineering, selling, and administrative. The CODM uses Segment profit (loss) to evaluate the overall profitability of the Electronic Instruments, Merchant Investment, and Corporate segments. Additionally, the CODM uses Segment profit (loss) to allocate resources in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances when making decisions about allocating capital to each segment.

The measure of segment assets is reported on the Consolidated Balance Sheets as consolidated Total assets. The CODM uses Total assets of each segment to allocate overhead expenses incurred by the Corporate segment.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

The following tables present LGL Group's operations by segment:

	Year Ended December 31, 2025			
	Electronic Instruments	Merchant Investment	Corporate	Consolidated
Revenues:				
Net sales	$ 2,453	$ —	$ —	$ 2,453
Net investment income	—	1,042	655	1,697
Net gains	—	—	19	19
Total revenues	**2,453**	**1,042**	**674**	**4,169**
Less:				
Manufacturing cost of sales	1,155	—	—	1,155
Engineering	259	—	—	259
Commissions	70	—	—	70
Sales and marketing	194	—	—	194
Accounting	—	—	225	225
Compensation	245	—	505	750
Corporate allocations [a]	51	455	(506)	—
Other segment items [b]	183	22	1,062	1,267
Engineering, selling and administrative	1,002	477	1,286	2,765
Total expenses	**2,157**	**477**	**1,286**	**3,920**
Segment profit (loss)	$ **296**	$ **565**	$ **(612)**	$ **249**

Reconciliation of Segment profit (loss) to Income before income taxes

Adjustments and reconciling items	—
Income before income taxes	$ **249**

	Year Ended December 31, 2024			
	Electronic Instruments	Merchant Investment	Corporate	Consolidated
Revenues:				
Net sales	$ 2,226	$ —	$ —	$ 2,226
Net investment income	—	1,228	843	2,071
Net losses	—	—	(5)	(5)
Total revenues	**2,226**	**1,228**	**838**	**4,292**
Less:				
Manufacturing cost of sales	1,047	—	—	1,047
Engineering	209	—	—	209
Commissions	112	—	—	112
Sales and marketing	185	—	—	185
Accounting	—	—	270	270
Compensation	243	—	779	1,022
Corporate allocations [a]	42	371	(413)	—
Other segment items [b]	145	10	593	748
Engineering, selling and administrative	936	381	1,229	2,546
Total expenses	**1,983**	**381**	**1,229**	**3,593**
Segment profit (loss)	$ **243**	$ **847**	$ **(391)**	$ **699**

Reconciliation of Segment profit (loss) to Income before income taxes

Adjustments and reconciling items	—
Income before income taxes	$ **699**

[a] The Electronic Instruments and Merchant Investment segments are allocated overhead expenses from the Corporate segment based on each segment's assets as a percentage of Total assets.

[b] Other segment items for each reportable segment includes the following:

Electronic Instruments - rent, amortization, professional service fees, and certain other overhead expenses.

Merchant Investment - legal expense and certain other overhead expenses.

Corporate - legal expense, insurance expense, filing fees, fees paid to MtronPTI under Amended and Restated Transitional Administrative and Management Services Agreement, expense reimbursements paid to or received from MtronPTI, and certain other overhead expenses.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Other Segment Disclosures

The following table presents other segment information by segment:

| | As of and For Year Ended December 31, 2025 | | | | | |
	Electronic Instruments	Merchant Investment	Corporate	Total	Adjustments and Reconciling Items	Consolidated
Interest revenue (a)	$ —	$ 1,042	$ 655	$ 1,697	$ —	$ 1,697
Amortization (b)	21	—	—	21	—	21
Other significant non-cash items:						
Stock-based compensation (c)	—	—	61	61	—	61
Total assets	1,237	25,768	19,771	46,776	—	46,776
Capital expenditures	—	—	—	—	—	—

| | As of and For Year Ended December 31, 2024 | | | | | |
	Electronic Instruments	Merchant Investment	Corporate	Total	Adjustments and Reconciling Items	Consolidated
Interest revenue (a)	$ —	$ 1,228	$ 843	$ 2,071	$ —	$ 2,071
Amortization (b)	21	—	—	21	—	21
Other significant non-cash items:						
Stock-based compensation (c)	—	—	36	36	—	36
Total assets	1,249	24,748	17,148	43,145	—	43,145
Capital expenditures	—	—	—	—	—	—

(a) Interest revenue is included in Net investment income on the Consolidated Statements of Operations.

(b) Amortization is included within the other segment expense captions, such as Manufacturing cost of sales, Engineering, or Other segment items.

(c) Stock-based compensation is included within the Compensation expense caption.

4. Investments

Marketable Securities

Details of marketable securities held as of December 31, 2025 and 2024 are as follows:

| | December 31, 2025 | | |
	Fair Value	Basis	Cumulative Unrealized (Loss) Gain
Equity securities	$ 36	$ 34	$ 2
Total	**$ 36**	**$ 34**	**$ 2**

| | December 31, 2024 | | |
	Fair Value	Basis	Cumulative Unrealized (Loss) Gain
Equity securities	$ 17	$ 34	$ (17)
Total	**$ 17**	**$ 34**	**$ (17)**

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Net Investment Income

Net investment income represents income primarily from the following sources:
- Income earned from investments in money market funds (recorded in Cash and cash equivalents)
- Dividends received from marketable securities
- Income from unconsolidated or equity method investments

The following table presents the components of Net investment income:

	Year Ended December 31,			
	2025		**2024**	
Interest on cash and cash equivalents	$	1,696	$	2,070
Dividends on marketable securities		1		1
Net investment income	$	**1,697**	$	**2,071**

Net Gains (Losses)

Net gains and losses are determined by specific identification. The net realized gains and losses are generated primarily from the following sources:
- Realized and losses from investments in Marketable securities
- Changes in the fair value of investments in Marketable securities
- Changes in the fair value of derivatives

The following table presents the components of Net gains (losses):

	Year Ended December 31,			
	2025		**2024**	
Marketable securities	$	19	$	(5)
Net gains (losses)	$	**19**	$	**(5)**

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value guidance identifies three primary valuation techniques: the market approach, the income approach and the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset.

Fair Value Hierarchy

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to observable inputs such as quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The maximization of observable inputs and the minimization of the use of unobservable inputs are required.

Classification within the fair value hierarchy is based upon the objectivity of the inputs that are significant to the valuation of an asset or liability as of the measurement date. The three levels within the fair value hierarchy are characterized as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. These inputs may include internally developed pricing models, discounted cash flow methodologies as well as instruments for which the fair value determination requires significant management judgment.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Valuation Methodologies of Financial Instruments Measured at Fair Value

Cash and cash equivalents - Money market instruments are measured at cost, which approximates fair values because of the relatively short time to maturity.

Equity Securities - Whenever available, we obtained quoted priced in active markets for identical assets as of the balance sheet date to measure equity securities. Market price data is generally obtained from exchange or dealer markets.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents information about assets measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the observability of inputs used:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents [a]	$ 41,317	$ —	$ —	$ 41,317
Marketable securities:				
Equity securities	36	—	—	36
Total marketable securities	36	—	—	36
Total	$ **41,353**	$ —	$ —	$ **41,353**

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents [a]	$ 41,185	$ —	$ —	$ 41,185
Marketable securities:				
Equity securities	17	—	—	17
Total marketable securities	17	—	—	17
Total	$ **41,202**	$ —	$ —	$ **41,202**

[a] As of December 31, 2025 and 2024, included investments in money market mutual funds managed or advised by GAMCO Investors, Inc. or one of its subsidiaries.

There were no liabilities subject to fair value on a recurring basis as of December 31, 2025 and 2024.

Fair Value Measurements on a Non-Recurring Basis

The Company has other assets that may be subject to measurement at fair value on a non-recurring basis including goodwill and intangible assets and other long-lived assets. The Company reviews goodwill annually and the carrying value of long-lived assets whenever events and circumstances indicate that the carrying amounts of the assets may not be recoverable. If it is determined that the assets are impaired, the carrying value would be reduced to an estimated recoverable value. The Company's Common Stock Warrants (as defined below) were measured at fair value as disclosed in Note 10 - Stockholders' Equity.

As of December 31, 2025 and 2024, the Company did not write down any assets to fair value.

Fair Value Information about Financial Instruments Not Measured at Fair Value

As of December 31, 2025 and 2024, the Company did have any assets or liabilities classified as financial instruments that are not measured at fair value.

6. Variable Interest Entities

The Company holds variable interests in certain entities in the form of equity investments. The Company consolidates an entity under the VIE guidance when it is determined the Company is the primary beneficiary.

The Company has no right to the benefits from, nor does it bear the risks associated with VIEs beyond the Company's direct equity investments in these entities. If the Company were to liquidate, the assets held by VIEs would not be available to the general creditors of the Company as a result of the liquidation.

During June 2023, Lynch Capital, a wholly owned subsidiary, was appointed as sole managing member of LGL Systems Nevada Management Partners LLC ("LGL Nevada") and invested approximately $4 into LGL Nevada, representing the Company's 1.0% general partnership interest. Concurrently, Lynch Capital invested $1,000 into LGL Systems, representing 34.8% of the membership interests in LGL Systems, which is controlled by LGL Nevada. As a result of these transactions, the Company determined it was the primary beneficiary of LGL Systems and was therefore required to consolidate LGL Systems.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Consolidated VIEs

The Company's only consolidated VIE is LGL Systems.

The following table summarizes the assets and liabilities of LGL Systems included in the Consolidated Balance Sheets:

	December 31,			
	2025		**2024**	
Assets:				
Current assets				
Cash and cash equivalents	$	3,169	$	3,066
Accounts receivable		17		17
Total current assets		3,186		3,083
Total assets	$	**3,186**	$	**3,083**
Total liabilities	$	—	$	—

As of December 31, 2025 and 2024, the non-controlling interests in LGL Systems was $2,077 and $2,010, respectively.

Unconsolidated VIEs

The Company's only unconsolidated VIE is LGL Nevada.

We calculate our maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE and (ii) other commitments and guarantees to the VIE.

The following table presents the total assets of LGL Nevada as well as the Company's maximum exposure to loss:

	December 31,			
	2025		**2024**	
Total assets	$	615	$	603
Maximum exposure to loss				
On-balance sheet [a]		4		4
Off-balance sheet [b]		—		—
Total	$	4	$	4

[a] As of December 31, 2025 and 2024, our investment in LGL Nevada was recorded in Other assets on the Consolidated Balance Sheets.
[b] This amount represents our remaining unfunded commitments to LGL Nevada.

LGL Systems Nevada Management Partners LLC

LGL Nevada was formed in October 2019 for the purpose of performing key management and control decisions of LGL Systems. The remaining 99.0% of ownership interests are held by four individuals, two of which are members of Company management. In the event LGL Nevada resigns as manager of LGL Systems, it has the sole right to appoint a new manager.

7. Related Party Transactions

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

The following table summarizes income and expenses from transactions with related parties:

	Year Ended December 31,							
	2025				**2024**			
	Income		**Expense**		**Income**		**Expense**	
GAMCO Investors, Inc.	$	1,458	$	—	$	1,712	$	—
M-tron Industries, Inc.		—		89		—		(57)
Total	$	**1,458**	$	**89**	$	**1,712**	$	**(57)**

The following table summarizes assets and liabilities with related parties:

	As of December 31,							
	2025				**2024**			
	Assets		**Liabilities**		**Assets**		**Liabilities**	
GAMCO Investors, Inc.	$	36,175	$	—	$	34,242	$	—
M-tron Industries, Inc.		—		227		—		59
Total	$	**36,175**	$	**227**	$	**34,242**	$	**59**

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

The material agreements whereby the Company generated revenues and expenses with affiliated entities are discussed below:

Investment Activity with GAMCO Investors, Inc.

Certain balances held and invested in various mutual funds are managed or advised by GAMCO Investors, Inc. or one of its subsidiaries (collectively, "GAMCO" or the "Fund Manager"), which is related to the Company through certain of our shareholders. Investments in related party mutual funds are overseen by the independent Related Party Committee of the Board of Directors (the "Related Party Committee"). The Related Party Committee meets regularly to review the alternatives and has determined the current investments most reflect the Company's objective of lower cost, market return and adherence to having a larger proportion of underlying investments directly in United States Treasuries. For the years ended December 31, 2025 and 2024, the Company paid the Fund Manager a fund management fee of approximately 8 bps annually of the asset balances under management, which are not paid directly by the Company and are deducted prior to a fund striking its net asset value ("NAV").

As of December 31, 2025, the balance with the Fund Manager totaled $36,175, all of which was classified within Cash and cash equivalents on the Consolidated Balance Sheets. As of December 31, 2024, the balance with the Fund Manager totaled $34,242, all of which was classified within Cash and cash equivalents on the Consolidated Balance Sheets.

For the year ended December 31, 2025, the Company earned income on its investments with the Fund Manager totaling $1,458, all of which was included in Net investment income on the Consolidated Statements of Operations. For the year ended December 31, 2024, the Company earned income on its investments with the Fund Manager totaling $1,712, all of which was included in Net investment income on the Consolidated Statements of Operations.

Transactions with M-tron Industries, Inc.

Transitional Administrative and Management Services Agreement

LGL Group and MtronPTI entered into an Amended and Restated Transitional Administrative and Management Services Agreement ("MtronPTI TSA"), which sets out the terms for services to be provided between the two companies post-separation. The current terms result in a net monthly payment of $4 per month to MtronPTI.

Tax Indemnity and Sharing Agreement

LGL Group and MtronPTI entered into a Tax Indemnity and Sharing Agreement ("MtronPTI Tax Agreement"), which sets out the terms for which party would be responsible for taxes imposed on the Company if the Distribution, together with certain related transactions, were to fail to qualify as a tax-free transaction under Internal Revenue Code ("IRC") Sections 355 and 368(a)(1)(D) if such failure were the result of actions taken after the Distribution by the Company or MtronPTI.

For the years ended December 31, 2025 and 2024, no taxes related to the Distribution have been recorded in the Consolidated Financial Statements.

Other Transactions

LGL Group and MtronPTI agreed to share salaries and benefits related to certain employees incurred by the Company. For the year ended December 31, 2025, the Company reimbursed MtronPTI $41 of the salaries and benefits of certain employees. For the year ended December 31, 2024, MtronPTI reimbursed the Company $105 of the salaries and benefits of certain employees. These reimbursements were recorded in Engineering, selling and administrative on the Consolidated Statements of Operations.

8. Income Taxes

Effective Tax Rate

The following table presents Income before income taxes by U.S. and foreign location in which such pre-tax income was earned or incurred:

	Year Ended December 31,			
	2025		**2024**	
United States	$	249	$	699
Total	$	**249**	$	**699**

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Income tax provision (benefit) for the years ended December 31, 2025 and 2024 is as follows:

	Year Ended December 31,	
	2025	**2024**
Current tax expense (benefit):		
Federal	$ (611)	$ 208
State and local	137	(24)
Total current tax (benefit) expense	(474)	184
Deferred tax expense (benefit):		
Federal	(27)	(19)
State and local	(5)	12
Total before change in valuation allowance	(32)	(7)
Change in valuation allowance	—	—
Net deferred tax benefit	(32)	(7)
Total income tax (benefit) expense	$ **(506)**	$ **177**

A reconciliation of the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate to Income before income taxes is detailed below:

	Year Ended December 31,			
	2025		**2024**	
	Amount	**%**	**Amount**	**%**
Income before income taxes	$ 249		$ 699	
U.S. federal statutory tax rate	52	21.0%	147	21.0%
State and local income taxes, net of federal benefit [a]	104	41.8%	(9)	(1.3%)
Foreign tax effects	—	0.0%	—	0.0%
Effect of changes in tax laws or rates enacted in the current period	—	0.0%	—	0.0%
Effect of cross-border tax laws				
Foreign-derived intangible income	(3)	(1.2%)	(8)	(1.2%)
Tax credits	—	0.0%	—	0.0%
Changes in valuation allowances	—	0.0%	—	0.0%
Nontaxable or nondeductible items	—	0.0%	2	0.3%
Changes in unrecognized tax benefits	(648)	(260.2%)	88	12.6%
Other adjustments				
Income tax receivable (payable) true-up [b]	6	2.4%	(9)	(1.3%)
Noncontrolling interests	(14)	(5.6%)	(19)	(2.7%)
Other, net	(3)	(1.2%)	(15)	(2.1%)
Effective tax rate	$ **(506)**	**(203.0%)**	$ **177**	**25.3%**

[a] For the year ended December 31, 2025, Florida and Massachusetts made up the majority (greater than 50%) of the tax effect in this category. For the year ended December 31, 2024, Florida, Massachusetts, and New York made up the majority (greater than 50%) of the tax effect of this category.

[b] This item represents adjustments to align the Company's estimated federal and state income tax provision with the final amounts reported on the filed federal or state tax return, including differences in timing, deductions, and credits.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

Deferred Tax Assets

Deferred income taxes for 2025 and 2024 were provided for the temporary differences between the financial reporting basis and the income tax basis of the Company's assets and liabilities. Tax effects of temporary differences and carryforwards as of December 31, 2025 and 2024 were as follows:

	December 31,			
	2025		**2024**	
Deferred tax assets:				
Inventory reserve	$	20	$	17
Allowance for doubtful accounts		12		12
Lease liability		58		72
Stock-based compensation		23		9
Depreciation and amortization		16		14
Federal tax loss carryforwards		—		72
Other reserves and accruals		119		35
Total deferred tax assets	$	**248**	$	**231**
Deferred tax liabilities:				
Right-of-use asset		58		72
Total deferred tax liabilities		**58**		**72**
Net deferred tax assets before valuation allowance		**190**		**159**
Valuation allowance		—		—
Net deferred tax assets	$	**190**	$	**159**

The evaluation of the recoverability of our deferred tax asset and the need for a valuation allowance requires us to weigh all positive and negative evidence to reach a conclusion that is more likely than not that all or some of the deferred tax asset will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become realizable.

As of December 31, 2025 and 2024, the Company did not record a valuation allowance against its deferred tax assets.

Income Taxes Paid

Income taxes paid for the years ended December 31, 2025 and 2024 are as follows:

	Year Ended December 31,			
	2025		**2024**	
Federal				
United States	$	115	$	—
Total federal		115		—
State and local				
Florida		39		—
Massachusetts		—		70
Other		8		6
Total state and local		47		76
Income taxes paid	$	**162**	$	**76**

Uncertain Tax Benefits

Significant judgment is required in determining our provision for income taxes. In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. We review our tax contingencies on a regular basis and make appropriate accruals as necessary.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

As of December 31, 2025, our unrecognized tax benefits totaled $118, and are included within Other liabilities on the Consolidated Balance Sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Year Ended December 31, | | | |
	2025		2024	
Balance, beginning of year	$	766	$	678
Additions for tax positions related to prior years		13		88
Lapse of statute of limitations		(661)		—
Balance, end of year	$	118	$	766

The Company will recognize any interest and penalties related to unrecognized tax positions in income tax expense. Net adjustments to accruals for interest and penalties associated with uncertain tax positions were immaterial as of December 31, 2025. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $118. We do not expect a significant change to the amount of unrecognized tax benefits over the next 12 months. We believe that the taxes accrued in our Consolidated Balance Sheet fairly represent the amount of income taxes to be settled or realized in the future.

Tax Regulatory Matters

The Company files a consolidated U.S. federal income tax return with our eligible subsidiaries. The Company also files income tax returns in various state and local jurisdictions including California, Florida, Massachusetts, New York, and Texas.

The statute of limitations for assessment by the Internal Revenue Service ("IRS") and state tax authorities is open for tax returns for years ended December 31, 2022, 2023 and 2024; although carryforward attributes that were generated prior to tax year 2022, including NOL carryforwards and tax credits, may still be adjusted upon examination by the IRS or state tax authorities, if they either have been or will be used in a future period. The Company received notice from the IRS of an examination of its federal tax returns for the year ended December 31, 2022, the outcome of which management is unable to determine at this time.

The Company is generally subject to examinations by foreign tax authorities from 2017 to the present.

9. Stock-Based Compensation

On December 28, 2021, the Company's stockholders approved the 2021 Incentive Plan (the "Plan"), including the authority to issue 1,000,000 shares of common stock. This Plan is the only long-term plan under which equity compensation may be awarded to employees, advisors and members of the Board aligning their interest with those of stockholders. A new plan was implemented rather than amending the Company's prior plan, the Amended and Restated 2011 Incentive Plan, to address certain tax law changes. As of December 31, 2025, 938,914 shares remained available for future issuance under the Plan.

Restricted stock awards are measured at a value equal to the market price of the Company's common stock on the date of grant which is recognized over the service period of the shares. Option awards are generally granted with an exercise price either at or above the market price of the Company's common stock at the date of grant, which generally have a 5-year contractual term and vest over three years.

The following table summarizes stock-based compensation expense, which includes expenses related to awards granted under the Plan for the periods indicated:

| | Year Ended December 31, | | | |
	2025		2024	
Restricted stock awards	$	61	$	36
Total	$	61	$	36

Restricted Stock Awards

A summary of the Company's restricted stock awards for the year ended December 31, 2025 follows:

(in thousands, except share data)	Number of Shares	Weighted Average Grant Date Fair Value		Aggregate Grant Date Fair value	
Balance as of December 31, 2024	20,118	$	5.22	$	105
Granted	16,156		6.50		105
Vested	—		—		—
Canceled	—		—		—
Balance as of December 31, 2025	36,274	$	5.79	$	210

As of December 31, 2025, there was $111 of total unrecognized compensation cost related to nonvested shares granted. The cost is expected to be recognized over a weighted-average period of 1.5 years. Total fair value of shares vested during the years ended December 31, 2025 and 2024 was $0 and $0, respectively.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

10. Stockholders' Equity

Shares Authorized and Outstanding

On December 28, 2021, the Company's stockholders approved an amendment to the Company's certificate of incorporation to increase the number of authorized shares of our common stock to 30,000,000. Previously, the Company was authorized to issue 10,000,000 shares of common stock. The Company's certificate of incorporation was amended and restated to effect this change. The number of authorized shares of common stock was increased to support the Company's growth and provide flexibility for future corporate needs including financing, potential strategic transactions (mergers, acquisitions and business combinations) and grants under equity compensations plans.

The following table presents a rollforward of outstanding shares:

	Year Ended December 31,					
	2025			**2024**		
	Common Stock Issued	**Held in Treasury**	**Common Stock Outstanding**	**Common Stock Issued**	**Held in Treasury**	**Common Stock Outstanding**
Shares, beginning of year	**5,454,639**	**(81,584)**	**5,373,055**	**5,454,639**	**(81,584)**	**5,373,055**
Stock-based compensation	16,156	—	16,156	—	—	—
Stock issued for settlement of warrants	837,202	—	837,202	—	—	—
Repurchases of common stock	—	(51,463)	(51,463)	—	—	—
Shares, end of year	**6,307,997**	**(133,047)**	**6,174,950**	**5,454,639**	**(81,584)**	**5,373,055**

Warrants to Purchase Common Stock

On November 16, 2020, the Company issued 5,258,320 "European-style" warrants (the "Warrants") to holders of record of outstanding shares of the Company's common stock, par value $0.01 (the "Common Stock") as of November 9, 2020. The Warrants were listed on the NYSE American and traded under the symbol "LGL.WS." Five (5) Warrants entitled their holder to purchase one (1) share of LGL Group Common Stock at an exercise price of $12.50 and were exercisable at the earlier (i) the expiration of the warrant term, which is November 16, 2025, or (ii) subject to a date acceleration if triggered only after the average volume weighted average price ("VWAP") of LGL Group Common Stock for 30 consecutive trading days is greater than or equal to $17.50. The Warrants also provided for the adjustment of the exercise price and the trigger price for potential acceleration of the exercise date, upon the occurrence of certain dilutive events.

Pursuant to the warrant agreement, the Distribution was a qualifying dilutive event that required an adjustment to the exercise price and the trigger price for potential acceleration of the exercise date. Effective October 18, 2022, the warrant exercise price was adjusted to $4.75 and the target trigger price for potential acceleration of the exercise date was adjusted to $6.65 ("Adjusted Trigger Price").

On March 4, 2025, the average VWAP of LGL Group Common Stock exceeded the Adjusted Trigger Price for 30 consecutive trading days, which resulted in the Warrants becoming immediately exercisable.

On November 6, 2025, the Company's Board of Directors (the "Board") approved an extension to the expiration date from November 16, 2025, a Sunday, which allowed holders to exercise their Warrants by the close of business on November 17, 2025, to Tuesday December 9, 2025. The Company subsequently extended the expiration date to December 31, 2025.

As of December 31, 2025, Warrant holders exercised 4,186,010, or 79.6%, of the Warrants, in a net share settlement of 837,202 shares of Common Stock. The remaining 1,072,310 Warrants expired unexercised in accordance with their terms. However, on January 22, 2026, the Company distributed 214,462 unallocated shares of Common Stock to Warrant holders who elected to participate in the over-subscription privilege. The gross proceeds to the Company were $5.0 million, of which $3.6 million was receivable as of December 31, 2025. As of December 31, 2025, no Warrants remained outstanding.

Share Repurchase Program

On August 29, 2011, the Board authorized an expansion of its previously announced share repurchase program, pursuant to which the Company may repurchase up to an additional 347,491 shares of its common stock in accordance with applicable securities laws. This authorization increased the total number of shares authorized for repurchase under the Company's existing share repurchase program to 797,491 shares, of which 540,000 shares were available to be repurchased, at such times, amounts and prices as the Company shall deem appropriate. No shares were repurchased by the Company in 2025 or 2024. As of December 31, 2025, the Company had repurchased a total of 133,047 shares of common stock at a cost of $946, which shares are currently held in treasury.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

11. Earnings per Common Share

The following table presents a reconciliation of Net income (loss) and shares used in calculating basic and diluted net income (loss) per common share for the periods indicated:

		Year Ended December 31,		
(in thousands, except for share data)		**2025**		**2024**
Numerator for EPS:				
Net income	$	755	$	522
Less: Net income attributable to non-controlling interests		67		90
Net income attributable to LGL Group common stockholders	$	**688**	$	**432**
Denominator for EPS:				
Weighted average common shares outstanding - basic		5,404,463		5,352,937
Dilutive effects:				
Warrants		985,778		192,310
Restricted stock		15,775		8,576
Weighted average common shares outstanding - diluted		6,406,016		5,553,823
Income (loss) per common share attributable to LGL Group common stockholders:				
Basic	$	0.13	$	0.08
Diluted	$	0.11	$	0.08

12. Leases

The Company leases certain manufacturing and office space and equipment. We determine if an arrangement is a lease at inception. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment (an identified asset) for a period of time in exchange for consideration. Amounts associated with operating leases, which are not short-term, are included in right-of-use lease assets. Current lease liabilities are included in other accrued expenses and long-term lease liabilities are included in other liabilities in our consolidated balance sheets. Right-of-use lease assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our incremental borrowing rate at the lease commencement date in determining the present value of lease payments. Short-term leases, leases with an initial term of 12 months or less, are not recorded in the Consolidated Balance Sheets; we recognize lease expense for these short-term leases on a straight-line basis over the lease term.

The Company leases certain property and equipment under operating leases with terms that range from one to five years. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Total operating lease costs amounted to $85 and $95 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, our total lease obligation was $247 and $75, respectively, of which the current portion of $69 and $61, respectively, was included in Other accrued expenses and liabilities on the Consolidated Balance Sheets. The weighted average discount rate for the years ended December 31, 2025 and 2024 was 5.8% and 6.9%, respectively. As of December 31, 2025 and 2024, the weighted average remaining lease term was 4.0 years and 1.0 year, respectively.

Future minimum lease payment obligations under operating leases are as follows:

2026	$	76
2027		76
2028		76
2029		76
Total lease payments		304
Less: interest		(57)
Net lease payments	$	**247**

13. Employee Benefit Plan

The Company offers a defined contribution plan for eligible employees that includes discretionary matching contributions up to 50% of the first 6% of eligible compensation contributed by participants. Participants vest in employer contributions starting in their second year of service at 20% increments, vesting 100% in year six. For the years ended December 31, 2025 and 2024, the Company made $4 and $8 in discretionary contributions, respectively.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

14. Contingencies

In the normal course of business, the Company and its subsidiaries may become defendants in certain product liability, patent infringement, worker claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company's business, financial condition or results of operations.

15. Other Financial Statement Information

Inventories, Net

The Company reduces the value of its inventories to net realizable value when the net realizable value is believed to be less than the cost of the item.

The components of inventory as of December 31, 2025 and 2024 are summarized below:

	December 31,	
	2025	**2024**
Raw materials	$ 374	$ 302
Work in process	8	5
Finished goods	—	31
Total gross inventory	382	338
Reserve for excess and obsolete inventory	(85)	(71)
Inventories, net	$ **297**	$ **267**

Intangible Assets, Net

The components of intangible assets as of December 31, 2025 and 2024 are summarized below:

	December 31,	
	2025	**2024**
Intellectual property	$ 214	$ 214
Gross intangible assets	214	214
Less: Accumulated amortization	(199)	(178)
Intangible assets, net	$ **15**	$ **36**

16. Domestic and Foreign Revenues

Significant foreign revenues from operations (10% or more of foreign sales) were as follows:

	Year Ended December 31,	
	2025	**2024**
Spain	$ 220	$ 334
United Kingdom	147	18
Japan	93	8
Netherlands	90	60
India	64	193
Australia	42	171
All other foreign countries	241	178
Total foreign revenues	$ **897**	$ **962**
Total domestic revenues	$ **1,556**	$ **1,264**

The Company allocates its foreign revenue based on the customer's ship-to location.

The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

17. Quarterly Financial Data (Unaudited)

The following table provides summarized quarterly financial data for the year ended December 31, 2025:

		Three months ended		
(in thousands, except share data)	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Revenues:				
Net sales	$ 498	$ 491	$ 661	$ 803
Net investment income	417	428	442	410
Net gains	3	5	5	6
Total revenues	**918**	**924**	**1,108**	**1,219**
Expenses:				
Manufacturing cost of sales	237	211	312	395
Engineering, selling and administrative	640	744	676	705
Total expenses	**877**	**955**	**988**	**1,100**
Income (loss) before income taxes	**41**	**(31)**	**120**	**119**
Income tax expense (benefit)	28	14	(674)	126
Net income (loss)	**13**	**(45)**	**794**	**(7)**
Less: Net income attributable to non-controlling interests	19	6	22	20
Net (loss) income attributable to LGL Group common stockholders	$ **(6)**	$ **(51)**	$ **772**	$ **(27)**
(Loss) income per common share attributable to LGL Group common stockholders:				
Basic [a]	$ (0.00)	$ (0.01)	$ 0.15	$ (0.00)
Diluted [a]	$ (0.00)	$ (0.01)	$ 0.14	$ (0.00)
Weighted average shares outstanding:				
Basic	5,352,937	5,352,937	5,312,797	5,547,516
Diluted	5,352,937	5,352,937	5,649,743	5,547,516

[a] Basic and diluted earnings per share are calculated using actual, unrounded amounts. Therefore, the quarterly earnings per share may not sum to the earnings per share on the Consolidated Statements of Operations.

Table of Contents
The LGL Group, Inc.
Notes to the Consolidated Financial Statements
(Dollar amounts in thousands, unless otherwise stated)

The following table provides summarized quarterly financial data for the year ended December 31, 2024:

		Three months ended						
(in thousands, except share data)		**March 31, 2024**		**June 30, 2024**		**September 30, 2024**		**December 31, 2024**
Revenues:								
Net sales	$	392	$	531	$	650	$	653
Net investment income		499		538		531		503
Net (losses) gains		(3)		(1)		(2)		1
Total revenues		**888**		**1,068**		**1,179**		**1,157**
Expenses:								
Manufacturing cost of sales		204		214		368		261
Engineering, selling and administrative		605		617		673		651
Total expenses		**809**		**831**		**1,041**		**912**
Income before income taxes		**79**		**237**		**138**		**245**
Income tax expense		36		76		48		17
Net income		**43**		**161**		**90**		**228**
Less: Net income attributable to non-controlling interests		22		24		18		26
Net income attributable to LGL Group common stockholders	$	**21**	$	**137**	$	**72**	$	**202**
Income per common share attributable to LGL Group common shareholders:								
Basic [a]	$	0.00	$	0.03	$	0.01	$	0.04
Diluted [a]	$	0.00	$	0.02	$	0.01	$	0.04
Weighted average shares outstanding:								
Basic		5,352,937		5,352,937		5,352,937		5,352,937
Diluted		5,604,430		5,482,543		5,531,969		5,577,062

[a] Basic and diluted earnings per share are calculated using actual, unrounded amounts. Therefore, the quarterly earnings per share may not sum to the earnings per share on the Consolidated Statements of Operations.

18. Subsequent Events

The Company has evaluated events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Exhibit 21.1

The LGL Group, Inc. Subsidiaries

Subsidiary Name	State or Country of Organization	The LGL Group Investment
Precise Time and Frequency, LLC	Delaware	100.0%
P3 Logistic Solutions LLC	Delaware	100.0
Lynch Capital International, LLC	Delaware	100.0
LGL Systems Acquisition Holding Company, LLC	Delaware	34.8
Lynch Systems Acquisition Holding Company, LLC	Delaware	100.0
LGL Systems Nevada Management Partners LLC	Nevada	1.0

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-249639) on Form S-1 and Registration Statement (No. 333-263931) on Form S-8 of The LGL Group, Inc. of our report dated March 30, 2026 relating to the consolidated financial statements of The LGL Group, Inc. appearing in this Annual Report on Form 10-K of The LGL Group, Inc. for the year ended December 31, 2025.

/s/ PKF O'Connor Davies, LLP

New York, New York
March 30, 2026

Exhibit 31.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jason D. Lamb, certify that:

1   I have reviewed this annual report on Form 10-K of The LGL Group, Inc. (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2026

/s/ Jason D. Lamb
Name: Jason D. Lamb
Title: Chief Executive Officer
    (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Patrick Huvane, certify that:

1   I have reviewed this annual report on Form 10-K of The LGL Group, Inc. (the "registrant");

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 30, 2026

/s/ Patrick Huvane
Name: Patrick Huvane
Title: Executive Vice President - Business Development
               (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of The LGL Group, Inc. (the "Company") for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jason D. Lamb, Principal Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2026

/s/ Jason D. Lamb

Name:	Jason D. Lamb
Title:	Chief Executive Officer
	(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report on Form 10-K of The LGL Group, Inc. (the "Company") for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick Huvane, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2026

/s/ Patrick Huvane

Name:	Patrick Huvane
Title:	Executive Vice President - Business Development
	(Principal Financial Officer)

Page is intentionally left blank

Page is intentionally left blank

Cautionary Note Concerning Forward-Looking Statements

This Annual Report and other publicly available documents may include, and members of LGL Group management may from time to time make and discuss, statements which, to the extent they are not statements of historical or present fact, may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements are intended to provide management's current expectations or plans for LGL Group's future operating and financial performance, based on assumptions currently believed to be valid and accurate. Forward-looking statements are often preceded by, followed by or include words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal" and other expressions of similar meaning in connection with a discussion of future operating or financial performance.

All forward-looking statements, by their nature, are subject to risks and uncertainties. The Company's actual future results may differ materially from those set forth in the Company's forward-looking statements. For information concerning these factors and related matters, see "Risk Factors" in Part I, Item 1A in this Report, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in this Report. However, other factors besides those referenced could adversely affect the Company's results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by the Company herein speak as of the date of this Report. The Company does not undertake to revise or update any forward-looking statement to reflect subsequent events or circumstances, except as required by applicable law. As a result, you should not place undue reliance on these forward-looking statements.

The LGL Group, Inc.

2525 Shader Road
Orlando, Florida 32804
(407) 298-2000
www.lglgroup.com

Board of Directors

Marc Gabelli

Executive Chairman

Kaan Aslansan

Darlene DeRemer

Herve Francois

Manjit Kalha

Vice Admiral Colin J. Kilrain

Executive Officers

Jason D. Lamb [1]

Chief Executive Officer

Linda Biles

Vice President – Controller

Tiffany Hayden

Vice President

Patrick Huvane

Executive Vice President – Business
Development

Auditor

PKF O'Connor Davies, LLP
New York, New York

Transfer Agent and Registrar

Computershare Trust Company, N.A.

Regular delivery:
P.O. Box 43078
Providence, RI 02940-3078

Overnight:
150 Royall Street, Suite 101
Canton, MA 02021

Toll free number: (877) 868-8027
TDD Hearing Impaired: (800) 952-9245
Foreign Stockholders: (201) 680-6578
TDD Foreign Stockholders: (781) 575-4592
www.computershare.com/investor

Trading Information

NYSE American LLC
Common Stock: **LGL**

Investor Relations

info@lglgroup.com

2026 Annual Meeting

Our 2026 Annual Meeting of
Stockholders will be held on May 12,
2026 at 8:30 a.m. ET.

---

[1] Mr. Lamb was appointed Chief Executive Officer on January 5, 2026

The LGL Group, Inc.
www.lglgroup.com